SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of August, 2005



                               CP SHIPS LIMITED

   ------------------------------------------------------------------------

                (Translation of Registrant's Name Into English)

 2 City Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0PA, United Kingdom

   ------------------------------------------------------------------------

                   (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F____              Form 40-F        X
                                                     -

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes______         No       X
                                    -

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-____________.

         This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954

                              Page 1 of 60 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      CP SHIPS LIMITED
                                                      ----------------
                                                      (Registrant)

Date:  22 August 2005
                                                 By:  /s/ JOHN BAKER
                                                      ------------------------
                                                      Name:  John Baker
                                                      Title:  Secretary

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                  Page
----------------------                                                  ----

    10.1     Form 51-102F3 Material Change Report under Canadian           4
             securities regulations, including press release of CP Ships Limited and execution copy of Support Agreement, dated
             August 20, 2005, between TUI AG and CP Ships Limited.

                                                                 Exhibit 10.1

                                 Form 51-102F3
                            Material Change Report

1.       Name and Address of Company

         CP Ships Limited
         2 City Place
         Beehive Ring Road
         Gatwick, West Sussex

2.       Date of Material Change

         August 20, 2005

3.       News Release

         CP Ships Limited ("CP Ships" or the "Company") issued a press release with respect to a material change on August 20, 2005. A copy of such press release is attached hereto as Schedule A and forms a part hereof.

4.       Summary of Material Change

         On August 20, 2005, CP Ships announced that it has reached an agreement with TUI AG ("TUI") to support a take-over bid by TUI to acquire all of the issued and outstanding shares of the Company (on a fully diluted basis) for aggregate cash consideration of approximately US$2.0 billion, representing a cash purchase price of US$21.50 per common share. The Company currently anticipates closing the transaction in its fourth quarter.

5.       Full Description of Material Change

         On August 20, 2005, CP Ships announced that it has reached an agreement with TUI to support a take-over bid by TUI to acquire all of the issued and outstanding shares of the Company (on a fully diluted basis) for aggregate cash consideration of approximately US$2.0 billion, representing a cash purchase price of US$21.50 per common share.

         TUI's take-over bid circular will be mailed to CP Ships shareholders and filed with relevant securities regulators shortly. The offer is subject to certain conditions that are required to be satisfied prior to take-up and payment by TUI, including, but not limited to, the tender of at least 66?% of the total number of CP Ships shares, calculated on a fully-diluted basis, and compliance with necessary regulatory requirements. The Company currently anticipates closing the transaction in its fourth quarter.

         CP Ships' Board of Directors, after consultation with its advisors, determined that the TUI offer, including the price per share offered, is fair to the shareholders and that the transaction is in the best interests of the Company and will recommend unanimously, in its directors' circular to be mailed to CP Ships' shareholders concurrently with TUI's take-over bid circular, that shareholders accept TUI's cash offer. Morgan Stanley and N. M. Rothschild & Sons Canada Securities Limited, acting as financial advisors to CP Ships and the Strategic Committee of its Board of Directors, respectively, have provided opinions that the consideration under the offer is fair to CP Ships shareholders from a financial point of view.

         CP Ships has entered into a support agreement with TUI which contains terms and conditions typical for transactions of this nature and which prohibits CP Ships from soliciting any competing offers. In certain circumstances, CP Ships may terminate the support agreement and withdraw its recommendation to shareholders to accept TUI's offer. In such an event and in certain other circumstances where TUI's offer is not completed, CP Ships would be required to pay a termination fee to TUI of US$71,330,000. A copy of the support agreement is attached hereto as Schedule B and forms a part hereof.

6.       Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

         Not applicable.

7.       Omitted Information

         Not applicable.

8.       Executive Officer

         The senior officers who can answer questions regarding this report are Ian Webber, Chief Financial Officer of the Company, who can be reached at +44 1293 861888, and John M. Baker, Senior Vice President, General Counsel and Secretary of the Company, who can be reached at +44 1293 861934.

9.       Date of Material Change Report

         August 22, 2005.

                                  SCHEDULE A

                                 PRESS RELEASE

               CP SHIPS ACCEPTS OFFER FOR US $2 BILLION IN CASH



GATWICK, UK (21st August 2005) - The CP Ships Limited Board of Directors has unanimously recommended that shareholders accept an offer from TUI AG to acquire CP Ships in an all-cash transaction for US $21.50 per share or about $2.0 billion on a fully diluted basis. Including the assumption of net debt of $0.3 billion at 30th June 2005, the transaction has a total value of $2.3 billion.

The offer price represents a premium of about 28% over CP Ships average closing share price over the past three months.

TUI, the parent of Hapag-Lloyd, plans to combine Hapag-Lloyd and CP Ships to create the world's fifth-largest container shipping company with a fleet of 139 ships (and a further 17 on order) for a capacity of approximately 400,000 teu on over 100 routes spanning the globe. Before the effects of consolidation, the combined shipping business would have had sales of approximately $7.0 billion and EBITDA of $731 million in 2004.

"Having improved the performance of the business after a difficult 2004, the Board undertook a review of our business and its potential opportunities. This transaction represents immediate and attractive value for our shareholders and the Board has recommended it unanimously," commented CP Ships CEO Ray Miles.

"The combination of Hapag-Lloyd and CP Ships will create a company with the strength and scale to compete effectively in an industry where consolidation is changing the landscape. Furthermore, the combined company will offer enhanced resources and opportunities for both CP Ships and Hapag-Lloyd's customers and employees," said Michael Behrendt, Hapag-Lloyd CEO.

"This transaction will enhance growth opportunities over the longer term and will enhance value for TUI's shareholders through CP Ships' earnings potential and the realization of synergy potential in operations and ship networks," said Dr Michael Frenzel, TUI CEO. "Our enlarged shipping business will be well positioned to take advantage of the strong long term growth dynamics in the container shipping industry. This is both a compelling financial and strategic opportunity for us."

TUI's offer to acquire CP Ships is subject to customary closing conditions including acceptance by shareholders representing two thirds of the outstanding CP Ships shares and the receipt of necessary regulatory approvals in Canada, the United States, Europe and certain other countries.

TUI has secured necessary bank financing to fund the offer. The transaction is expected to close during the fourth quarter of this year.

CP Ships shareholders are advised to read the TUI Offer and Circular, the CP Ships Directors' Circular recommending acceptance and other offer documentation, all expected to be available within the next two weeks and which will be filed with the Canadian securities commissions and the United States Securities and Exchange Commission, as they will contain important information. Shareholders then will be able to obtain a copy of the material at the Canadian SEDAR web site at www.sedar.com and at the SEC's web site at www.sec.gov.

CP Ships management will discuss TUI's offer in a conference call and presentation with the investment community on 22nd August 2005 at 3:00 pm London, UK time, 10:00 am EDT. The conference call will be webcast live on the CP Ships website, www.cpships.com, where it will also be available in archive. In addition, parties may join the call on a listen-only basis by calling 1
(800) 262 1292 (toll-free in Canada and the US).


ABOUT CP SHIPS

One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets:
TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 38 services in 22 trade lanes. At 30th June 2005, CP Ships' vessel fleet was 82 ships and its container fleet 441,000 teu. Volume in 2004 was 2.3 million teu. CP Ships also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships is listed on the Toronto and New York stock exchanges under the symbol TEU and also in the S&P/TSX 60 Index of top Canadian publicly listed companies.


ABOUT TUI

TUI is the European market leader in tourism and, through its wholly owned subsidiary, Hapag-Lloyd, is a leading player in the global market for container shipping.

The tour operators of TUI operate in 17 European countries. In 2004, the Group had around 18 million customers. TUI now includes about 3,290 travel agencies, 120 aircraft, 42 incoming agencies and 285 hotels with approximately 163,000 beds in 28 countries.

TUI provides its customers with holidays from a single source - from booking in a travel agency, flights, accommodation in the Group's own hotels and customer-care provided by the Group's own incoming agencies. This vertical integration strategy covers the whole value chain in the source markets (sales markets) and the destinations (holiday areas) and provides its customers with high standards of quality from start to finish.

Through its wholly owned subsidiary, Hapag-Lloyd, TUI operates one of the world's leading container shipping companies and also operates a fleet of four Cruise liners.

The container shipping operation, with 57 container ships, specializes in complex, wide-ranging logistics services. The container ships primarily supply the main routes between Europe and Asia, Europe and North America and North America and Asia. Hapag-Lloyd's container shipping operation transported 2.4 million TEU world-wide in 2004.

The cruise ship division is the leading "premium and luxury cruise" tour operator in German-speaking countries. The cruise liners including the 5-star-plus "MS Europa" are at home on all the world's oceans.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking information and statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating but not limited to, operations, anticipated or prospective financial performance, results of operations, business prospects and strategies of CP Ships. Forward-looking information typically contains statements with words such as "consider," "anticipate," "believe," "expect," "plan," "intend," "likely" or similar words suggesting future outcomes or statements regarding an outlook on future changes in volumes, freight rates, costs, achievable cost savings, the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenue, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

Although CP Ships believes it has a reasonable basis for making the forecasts or projections included in this report , readers are cautioned not to place undue reliance on such forward-looking information. By its nature, the forward-looking information of CP Ships involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to, changes in business strategies; general global, political and economic and business conditions, including the length and severity of any economic slowdown in the countries and regions where CP Ships operates, including seasonality, particularly in the United States, Canada, Latin America, Australasia, Asia and Europe; the effects of competition and pricing pressures; changes in freight rates; industry over-capacity; changes in demand for container shipping; congestion; availability and cost of chartered ships; changes in laws and regulations, including tax, environmental, employment, competition, anti-terrorism and trade laws; difficulties in achieving cost savings; currency exposures and exchange rate fluctuations, fuel price and interest rate fluctuations; changes in access to capital markets and other sources of financing; various events which could disrupt operations, including war, acts of terrorism, severe weather conditions and external labour unrest, all of which may be beyond CP Ships' insurance coverage; compliance with security measures by governmental and industry trade practice groups, the outcome of civil litigation related to CP Ships' restatement of financial results and the impact of any resulting legal judgments, settlements and expenses, and CP Ships' anticipation of and success in managing the risks associated with the foregoing.

The above list of important factors affecting forward-looking information is not exhaustive, and reference should be made to the other risks discussed in CP Ships' filings with Canadian securities regulatory authorities and the US Securities and Exchange Commission. CP Ships undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the above list of factors affecting this information.


                               CP SHIPS CONTACTS
                                   Investors
                                  Jeremy Lee
                          Telephone: + 1 514 934 5254
                            Mobile: +1 514 502 3112
                            jeremy.lee@cpships.com
                            ----------------------

                                     Media
                                Elizabeth Canna
                        Telephone: +44 (0)1293 861 921
                          Mobile: +41 (0)79 691 3764
                          elizabeth.canna@cpships.com
                          ---------------------------


                                 TUI CONTACTS
                                   Investors
                                Bjorn Beroleit
                          Telephone: +49 511 566 1310
                           Mobile: +49 172 808 3023
                            bjoern.beroleit@tui.com
                            -----------------------

                                     Media
                                 Kuzey Esener
                          Telephone: +49 511 566 1487
                             kuzey.esener@tui.com
                             --------------------

                          Klaus Heims, Hapag-Lloyd AG
                          Telephone: +49 40 3001 2263
                           Mobile: +49 172 447 0135
                              klaus.heims@hlag.de
                              --------------------

                          Ian Blair, Hill & Knowlton
                          Telephone: +1 416 413 4694
                            Mobile: +1 416 522 0717
                         ian.blair@hillandknowlton.ca
                         ----------------------------

                                  SCHEDULE B

                               SUPPORT AGREEMENT


                               SUPPORT AGREEMENT


         THIS SUPPORT AGREEMENT dated August 20, 2005,


B E T W E E N:

     TUI AG, a corporation incorporated under the laws of Germany ("TUI")

                                    - and -

     CP Ships Limited, a corporation continued under the laws of the Province of New Brunswick ("CP Ships")


         THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

                                  ARTICLE I
                                INTERPRETATION

1.1      Definitions

         In this Agreement, unless the context otherwise requires:

         "Acquisition Proposal" means any merger, amalgamation, take-over bid, tender offer, arrangement, recapitalization, liquidation, dissolution, share exchange, material sale of assets (or any lease, long term supply agreement or other arrangement having the same economic effect as a material sale of assets), any material sale of securities of CP Ships or rights or interests therein or thereto, or similar transactions involving CP Ships and/or its subsidiaries, or a proposal or offer to do so, or any modification or proposed modification of any of the foregoing, excluding the Offer or any transaction to which TUI or an affiliate of TUI is a party;

         "affiliate" has the meaning ascribed thereto in the Securities Act;

         "business day" means any day, other than a Saturday, a Sunday and a statutory holiday in Toronto, Ontario, Canada; London, England; New York, N.Y., United States of America or Hanover, Germany;

         "CP Ships Convertible Notes" means the $200,000,000 aggregate principal amount of 4% convertible senior subordinated notes of CP Ships maturing March 1, 2024;

         "CP Ships High Yield Notes" means the $200,000,000 aggregate principal amount of 10.375% senior notes of CP Ships maturing July 15, 2012;

         "CP Ships Deferred Share Unit Plan" means the CP Ships Deferred Share Unit Plan for Directors;

         "CP Ships Financial Statements" has the meaning ascribed thereto in
         Section 3.1(i);

         "CP Ships Option" means an option to purchase CP Ships Shares;

         "CP Ships Plans"  has the meaning ascribed thereto in Section 3.1(s);

         "CP Ships Restricted Share" means a CP Ships Share allocated to an eligible director or employee of CP Ships or one of its subsidiaries pursuant to the terms of the Employee Stock Option Plan of CP Ships and subject to the restrictions imposed by CP Ships at the time of allocation;

         "CP Ships Shareholders" means the holders of CP Ships Shares;

         "CP Ships Share Purchase Plans" means the Directors' Share Compensation Plan and the Employee Share Purchase Plan of CP Ships;

         "CP Ships Shares" means the common shares in the capital of CP Ships;

         "CP Ships Stock Option Plans" means the Directors' Stock Option Plan, the CPL Key Employee Stock Option Plan and the Employee Stock Option Plan of CP Ships;

         "CP Ships' Public Disclosure Record" means all documents filed on the System for Electronic Document Analysis and Retrieval (SEDAR) or the Electronic Document Gathering, Analysis and Retrieval System (EDGAR) after December 31, 2004 and before August 18, 2005;

         "Code" has the meaning ascribed thereto in Section 2.7;

         "Competition Act" means the Competition Act (Canada), as amended from time to time;

         "Compulsory Acquisition" means an acquisition by TUI of CP Ships Shares not tendered to the Offer utilizing the provisions of Section 133 of the NBBCA;

         "Confidentiality Agreement" means the letter agreement dated July 22, 2005 between TUI and CP Ships providing TUI access to confidential information of CP Ships;

         "Contract" means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding or other right or obligation to which CP Ships or any of its subsidiaries is a party or by which CP Ships or any of its subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

         "CP Tax Arrangement Confirmation" means supplementary tax rulings and/or opinions of a nationally recognized accounting firm or law firm in each of Canada and the United States of America, in each case in form and substance reasonably satisfactory to TUI, that the making or completion of the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction, and any actions, omissions or transactions of CP Ships in connection therewith, will not cause the arrangement completed by Canadian Pacific Limited in October 2001 or any related transactions to be taxed in a manner inconsistent with the tax rulings obtained in connection with such arrangement. Such rulings or opinions may rely on representations or undertakings by CP Ships, TUI or both;

         "Customer Contract" means a Contract to which CP Ships or any of its subsidiaries is a party and pursuant to which CP Ships or any of its subsidiaries is obliged to provide shipping, freight, delivery, logistics or other services;

         "Data Room" means the CP Ships data room posted on the www.intralinks.com web site as in effect on August 17, 2005;

         "Depositary" means Computershare Trust Company of Canada;

         "Directors' Circular" has the meaning ascribed thereto in Section 2.4;

         "Disclosure Letter" means that certain letter dated as of even date herewith and delivered to TUI by CP Ships and signed by Ian Webber; "DSU" means a notional unit credited by CP Ships to an eligible director by way of a bookkeeping entry in the books of CP Ships pursuant to the CP Ships Deferred Share Unit Plan, the value of which on any particular date is based on the market price of a CP Ships Share;

         "Effective Date" means the date on which TUI first takes up and pays for CP Ships Shares deposited to the Offer, except that if TUI takes up and pays for, in aggregate, more than 50% of the CP Ships Shares, "Effective Date" means the date on which a majority of the directors of CP Ships are individuals nominated by TUI;

         "Effective Time" means 12:01 a.m. (Eastern time) on the Effective Date;

         "Environmental Condition" means the presence of any Hazardous Substance in breach of any Environmental Laws, or in quantities or conditions which exceed criteria published in any Laws, policies or guidance documents of any Governmental Entity;

         "Environmental Laws" means all applicable Laws, including applicable civil and common laws, relating to the protection of human health and safety or the environment, or relating to the regulation of Hazardous Substances;

         "Environmental Permits" means all Permits necessary under Environmental Laws for CP Ships and its subsidiaries to own, lease, license and operate their properties and conduct their businesses as presently conducted;

         "Exchange" means the Toronto Stock Exchange or the New York Stock Exchange, and "Exchanges" means both of them;

         "Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

         "Expiry Date" means the expiry date for the Offer, as it may be extended from time to time;

         "Expiry Time" means the time on the Expiry Date at which the Offer expires;

         "Fairness Opinion" means an opinion of the financial advisor to the Board of Directors of CP Ships or an opinion of the financial advisor to the Strategic Committee of the Board of Directors of CP Ships, in each ease, that the consideration provided by the Offer is fair, from a financial point of view, to the CP Ships Shareholders, in form and substance satisfactory to the Board of Directors of CP Ships;

         "Financial Contract" means a Contract that creates, governs or guarantees, or that is otherwise entered into in connection with or with respect to, Financial Indebtedness;

         "Financial Indebtedness" means in relation to a person (the "debtor"), an obligation or liability (contingent or otherwise) of the debtor (a) for borrowed money (including overdrafts and including amounts in respect of principal, premium, interest or any other sum payable in respect of borrowed money) or for the deferred purchase price of property or services, (b) under any loan, stock, bond, note, debenture or other similar instrument or debt security, (c) under any acceptance credit, bankers' acceptance, guarantee, letter of credit or other similar facilities, (d) under any conditional sale, hire purchase or title retention agreement with respect to property, under any capitalized lease arrangement, under any sale and lease back arrangement or under any lease or any other agreement having the commercial effect of a borrowing of money or treated as a finance lease or capital lease in accordance with applicable accounting principles, (e) under any foreign exchange transaction, any interest or currency swap transaction, any fuel or commodity hedging transaction or any other kind of derivative transaction, (f) in respect of any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution,
         (g) in respect of preferred stock (namely capital stock of any class that is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution, over the capital stock of any other class) or redeemable capital stock (namely any class or series of capital stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed on a specified date or is redeemable at the option of the holder thereof at any time, or is convertible into or exchangeable for debt securities at any time), or
         (h) for any amount raised under any transaction similar in nature to those described in paragraphs (a) to (g) of this definition, or otherwise having the commercial effect of borrowing money, or (i) under a guarantee, indemnity or similar obligation entered into by the debtor in respect of an obligation or liability of another person which would fall within paragraphs (a) to (h) of this definition if the references to the debtor referred to the other person; for greater certainty, Financial Indebtedness includes obligations and liabilities of another person which would fall within paragraphs (a) to (h) of this definition where such obligations or liabilities are secured by (or where such other person has a right to require that such obligations or liabilities be secured by) a security interest over any property of the debtor even though the debtor has not assumed or become liable for the payment of such obligations or liabilities and receivables sold, assigned, or discounted;

         "GAAP" means Canadian generally accepted accounting principles;

         "Governmental Entity" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

         "Hapag Lloyd" means Hapag Lloyd Container Linie GmbH;

         "Hazardous Substance" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in, or any substance regulated pursuant to, any Environmental Law;

         "HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time;

         "including" means including without limitation, and "include" and "includes" have a corresponding meaning;

         "Intellectual Property Rights" has the meaning ascribed thereto in
         Section 3.1(w);

         "Law" or "Laws" means all international trade agreements, codes and conventions, laws, by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including either of the Exchanges), and the term "applicable" with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

         "Liens" means any hypothecs, mortgages, liens, charges, security interests, encumbrances and adverse rights or claims;

         "Mailing Date" means September 2, 2005 or such other date as may be agreed to by the Parties, provided that in the event TUI shall not have been provided with the lists referred to in Section 2.2 in order to permit TUI to mail the Offer to holders of CP Ships Shares,

         CP Ships Convertible Notes and CP Ships Options by such date, the Mailing Date shall be extended to the second business day following the obtaining of such lists;

         "Material Adverse Effect" means, when used in connection with a person, any change, effect, event, occurrence or state of facts (or any effect, development, occurrence or state of facts involving a prospective change) that is, or could reasonably be expected to be, material and adverse to the business, assets, rights, liabilities, capitalization, operations, results of operations or financial condition of that person and its subsidiaries, taken as a whole, other than any change, effect, event, occurrence or state of facts resulting from (i) the announcement of the execution of this Agreement or the transactions contemplated hereby, (ii) changes in the global economy or securities markets in general, (iii) changes in the worldwide shipping business in general, or (iv) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism and which, in the case of a change, effect, event, occurrence or state of facts resulting from the circumstances referred to in clause (ii), (iii) or (iv), does not have a materially disproportionate effect on that person and its subsidiaries, taken as a whole;

         "material fact" has the meaning ascribed thereto in the Securities Act;

         "MD&A" has the meaning ascribed thereto in Section 3.1(i);

         "Minimum Condition" has the meaning ascribed thereto in Schedule B;

         "Non-Threshold Financial Contract" means Financial Contracts (i) which in aggregate govern Financial Indebtedness of CP Ships or any of its subsidiaries the aggregate amount or value of which is less than $15,000,000 or its equivalent in other currencies, and (ii) in respect of which, individually or in the aggregate, any default under or the termination of such Financial Contract, any security interest securing such Financial Contract becoming enforceable, CP Ships or any of its subsidiaries becoming obliged to pay or repay any indebtedness under such Financial Contract prior to its stated maturity (or becoming liable to do so upon demand) or any party to such Financial Contract having any right (whether immediately or following the giving of notice, the lapse of time or the fulfillment of any other condition) to accelerate, place on demand or require the payment or repayment of any indebtedness of CP Ships or any of its subsidiaries under such Financial Contract prior to its stated maturity or to terminate, cancel or suspend its commitment or any of its obligations under such Financial Contract would not result in a Material Adverse Effect on CP Ships or TUI;

         "NBBCA" means the Business Corporations Act (New Brunswick) and the regulations made thereunder, as promulgated or amended from time to time (or such other corporate statute that is CP Ships' governing corporate statute at the relevant time);

         "Offer" means the offer to purchase all of the outstanding CP Ships Shares, together with associated SRP Rights, to be made by TUI to all of the CP Ships Shareholders on substantially the terms and conditions summarized in this Agreement, including any CP Ships Shares which may become outstanding pursuant to the exercise of outstanding CP Ships Options, the issuance of CP Ships Restricted Shares, the issuance of CP Ships

         Shares pursuant to the CP Ships Share Purchase Plans and the exercise of conversion rights attaching to the CP Ships Convertible Notes or other rights to acquire Shares other than SRP Rights, as amended from time to time;

         "Offer Circular" means the take-over bid and the take-over bid circular of TUI provided to the holders of the CP Ships Shares in respect of the Offer, as it may be amended, supplemented or otherwise modified;

         "Offer Documents" has the meaning ascribed thereto in Section 2.1(b);

         "Outside Date" means January 31, 2006, subject to the right of either Party to postpone the Outside Date by 30 days if the Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity, by giving written notice to the other Party to such effect no later than 5:00 p.m. (Eastern time) on the date that is 15 days prior to the original Outside Date, or such later date as may be agreed to in writing by the Parties;

         "Parties" means CP Ships and TUI, and "Party" means either of them;

         "Permit" means any license, permit, certificate, consent, order, grant, approval, classification, registration, flagging or other authorization of and from any Governmental Entity;

         "person" includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

         "Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities as set out in Schedule A hereto;

         "Response Period" has the meaning ascribed thereto in Section
         7.2(1)(b);

         "Returns" means all reports, forms, elections, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with any Taxes;

         "Sarbanes-Oxley Act" means the United States Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated under such Act;

         "Securities Act" means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

         "Securities Authorities" has the meaning ascribed thereto in Section 2.1(b);

         "Securities Laws" has the meaning ascribed thereto in Section 2.1(b);

         "Shareholder Rights Plan" means the Shareholder Rights Plan Agreement dated as of July 30, 2001 and amended and restated as of April 17, 2002 and reconfirmed as of March 30, 2005 between CP Ships and Computershare Trust Company of Canada, as amended from time to time;

         "SRP Rights" means the rights issued pursuant to the Shareholder Rights Plan;

         "Subsequent Acquisition Transaction" means any proposed statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other transaction involving CP Ships and/or its subsidiaries and TUI or an affiliate of TUI which, if successfully completed, will result in TUI owning, directly or indirectly, all of the CP Ships Shares;

         "subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

         "Superior Proposal" has the meaning ascribed thereto in Section 7.1(1);

         "Take-Up Date" means the date on which TUI first takes up any CP Ships Shares deposited to the Offer, by way of notice thereof given to the Depositary;

         "Tax Act" means the Income Tax Act (Canada), as amended from time to time;

         "Taxes" means all taxes, imposts, levies and withholdings, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity;

         "Technology" has the meaning ascribed thereto in Section 3.1(w); and

         "Vendor Contract" means a Contract to which CP Ships or any of its subsidiaries is a party and pursuant to which CP Ships or any of subsidiaries contracts to purchase or acquire goods and services including shipping leases, ship charter Contracts, co-operation and other Contracts for the receipts of shipping services or the shipment of goods carried by CP Ships or its subsidiaries, rail Contracts, feeder Contracts, terminal and depot Contracts and agency or sales representative Contracts;

1.2      Interpretation Not Affected by Headings

         The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3      Number and Gender

         In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4      Date for Any Action

         If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5      Currency

         Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States of America and "$" refers to United States dollars.

1.6      Accounting Matters

         Unless otherwise stated, all accounting terms used in this Agreement in respect of CP Ships shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of CP Ships required to be made shall be made in a manner consistent with GAAP consistently applied.

1.7      Knowledge

         In this Agreement, references to "the knowledge of CP Ships" means the actual knowledge, in their capacity as officers of CP Ships and not in their personal capacity, of Ray Miles. Ian Webber, Glenn Hards, Juan Manuel Gonzalez, Alan Boylan, John Baker and Iain Torrens, after reasonable inquiry.

1.8      Disclosure Letter

         The Parties agree that a document posted in the Data Room and available for access by the representatives of TUI will be deemed to be set forth or otherwise disclosed in the Disclosure Letter to the extent that the item in the Disclosure Letter specifically refers to the Data Room, but even in such instance will not include any document if the document in question was:

         (a)    in a language other than English or French;

         (b) comprised of a note stating that the referenced document was not available;

         (c) in a computer file name ending in a suffix other than .pdf, .ppt, .doc, .tif or .xls;

         (d) located in the Data Room in a section or labelled with a title that did not relate to the primary content of the document;

         (e) attached to, inserted within or appended to an unrelated document;

         (f) at any time after the later of its posting and July 25, 2005, it was changed, modified, amended, supplemented, replaced or removed (to the extent of the content so changed, modified, amended, supplemented, replaced or removed);

         (g) at any time after the later of its original posting and July 25, 2005, a document changing, modifying, amending, supplementing or replacing a prior document, unless TUI was specifically notified in writing prior to August 18, 2005 that changes were made in the replacement;

         (h) referred to by cross-reference, or otherwise indicated without the actual inclusion of such document;

         (i) which is in draft form, illegible, missing pages (with respect to such missing pages), redacted (with respect to such redaction), in summary or amended form without inclusion of the underlying document;

         (j) in the case of documents which appear on their face to have a CP Ships subsidiary as a party thereto, such document was not entered into by a current CP Ships subsidiary, a predecessor of CP Ships, a predecessor of a current CP Ships subsidiary, or a brand operated by CP Ships or its subsidiaries, identified as such in the list included in Section 3.1(h) of the Disclosure Letter;

         (k) posted, changed, modified or updated on a date other than the date indicated in respect of such document in the "updated" column under the publications tab of the Data Room or did not appear on the complete list of documents under the publications tab of the Data Room on the same date as the "updated" date indicated in respect of such document; or

         (l) not included in the Data Room prior to August 18, 2005 or otherwise specifically disclosed in writing to TUI prior to August 18, 2005.

1.9      Schedules

         The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

         Schedule A        -        Regulatory Approvals
         Schedule B        -        Conditions of the Offer

                                  ARTICLE II
                                   THE OFFER

2.1      Actions by TUI

         (a) TUI agrees to make the Offer on or before the Mailing Date for consideration per CP Ships Share of $21.50 in cash. TUI and CP Ships shall each publicly announce the transactions contemplated hereby following the execution of this Agreement by TUI and CP Ships, the text of each such announcement to be approved by TUI and CP Ships in advance, acting reasonably. The initial Expiry Time for the Offer will be 6:00 p.m. (Eastern Time) on the 36th day following the Mailing Date or, if such day is not a business day, on the next business day thereafter.

         (b) TUI shall prepare the Offer Circular and the related letter of acceptance and transmittal and notice of guaranteed delivery (collectively, the "Offer Documents") with respect to the Offer in both English and French in a form acceptable to CP Ships, acting reasonably, and in compliance with the Securities Act, all other applicable Canadian provincial and territorial and United States federal and state securities laws, rules and regulations and published policies thereunder (collectively, the "Securities Laws"). CP Ships and its counsel shall be given a reasonable opportunity to review and comment on the Offer Documents, prior to the Offer Documents being mailed to CP Ships securityholders and filed with the applicable securities commissions and other regulatory authorities in Canada and the United States (the "Securities Authorities"). TUI shall provide CP Ships with a final copy of the Offer Documents prior to the mailing to CP Ships securityholders. TUI shall file the Offer Documents on a timely basis with the Securities Authorities. The Offer Documents, when filed by TUI with the Securities Authorities and mailed by TUI to the CP Ships securityholders, shall contain all information which is required to be included therein in accordance with any applicable Law, and shall in all material respects comply with the requirements of applicable Law. The terms of the Offer shall comply with the terms of this Agreement. In making the Offer, TUI shall comply in all material respects with the provisions of applicable Law.

2.2      Actions by CP Ships

         (a) CP Ships will prepare or cause to be prepared and provide to TUI lists of the holders of all classes and series of securities of CP Ships, including lists of the CP Ships Shareholders, the holders of CP Ships Options, the holders of CP Ships Convertible Notes, the holders of CP Ships High Yield Notes, the persons entitled to receive CP Ships Restricted Shares, the persons entitled to receive CP Ships Shares pursuant to the CP Ships Share Purchase Plans and the holders of any other rights, warrants or convertible securities currently outstanding (with full particulars as to the purchase, exercise or conversion price, vesting and expiry date), as well as a security position listing from each depositary of its securities, including The Canadian Depositary for Securities Limited and The Depository Trust Company, within five business days after the date hereof and will obtain and deliver to TUI thereafter on demand supplemental lists setting out any changes thereto, all such deliveries to be in printed form and, if available, in computer-readable format; and

(b) As soon as practicable following execution of this Agreement, CP Ships will convene a meeting of the Board of Directors of CP Ships to approve the Directors' Circular, which Directors' Circular shall include the unanimous recommendation of the Board of Directors of CP Ships that CP Ships Shareholders deposit their CP Ships Shares under the Offer and accept the Offer and a statement that each director of CP Ships intends to deposit his CP Ships Shares (including CP Ships Shares underlying CP Ships Options and CP Ships Restricted Shares held immediately prior to the Expiry Time) under the Offer and accept the Offer, subject to the other terms of this Agreement.

2.3      Conditions to TUI Making the Offer

         The obligation of TUI to make the Offer is subject to the satisfaction or waiver by TUI of each of the following conditions on or before the Mailing Date:

         (a) all representations and warranties of CP Ships in this Agreement qualified as to materiality shall be true and correct and those not so qualified shall be true and correct in all material respects, in each case as of the Mailing Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date which representations and warranties shall remain true and correct in all material respects or in all respects, as appropriate, as of that date) and CP Ships shall have performed in all material respects all covenants to be performed by it under this Agreement;

         (b)      TUI shall have determined in its reasonable judgement that
                  (i) no act, action, suit or proceeding shall have been threatened, taken or commenced by or before any Governmental Entity or by any elected or appointed public official in Canada or elsewhere, whether or not having the force of Law, and (ii) no Law, policy, decision or directive (whether or not having the force of Law) shall have been proposed, enacted, promulgated, amended or applied, in the case of (i) or (ii) above:

                      (A) to cease trade, enjoin, prohibit or impose material limitations or conditions on or make materially more costly the purchase by or the sale to TUI of CP Ships Shares and/or SRP Rights under the Offer or the rights of TUI to own or exercise full rights of ownership of CP Ships Shares and/or SRP Rights or to complete a Compulsory Acquisition or Subsequent Acquisition Transaction or which could have such an effect; or

                      (B) which has resulted in, or if the Offer or a Compulsory Acquisition or a Subsequent Acquisition Transaction were consummated, could have, a Material Adverse Effect on CP Ships;

         (c) the Board of Directors of CP Ships shall not have withdrawn or modified its recommendation that the CP Ships Shareholders accept the Offer; and

         (d)      this Agreement shall not have been terminated pursuant to
                  Article VIII.

         The foregoing conditions to TUI's obligation to make the Offer set forth in this Section 2.3 are for the exclusive benefit of TUI and may be waived, in whole or in part, by TUI in writing at any time and, unless otherwise provided in the written waiver, will be limited to the specific condition waived. The foregoing conditions shall be deemed to be satisfied or waived by the mailing of the Offer Circular.

2.4      Directors' Circular

         CP Ships shall (i) prepare a directors' circular in both English and French together with any other documents required of CP Ships or its directors by Securities Laws in connection with the Offer, in each case as they may be amended, supplemented or otherwise modified (collectively, the "Directors' Circular") in a form acceptable to TUI, acting reasonably, and in compliance with the Securities Laws; (ii) use commercially reasonable efforts to cause the Directors' Circular to be sent to each holder of CP Ships Shares, CP Ships Options and CP Ships Convertible Notes together with the Offer Documents prepared and sent by TUI; and (iii) concurrently file the Directors' Circular with the Securities Authorities as required by Securities Laws. TUI and its counsel shall be given a reasonable opportunity to review the Directors' Circular and comment thereon and shall be provided a final copy thereof prior to its mailing to CP Ships securityholders and filing with the Securities Authorities.

2.5      Preparation of Filings

         (1) TUI and CP Ships shall co-operate in the preparation of any application for the Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge its respective obligations or otherwise advisable under applicable Laws in connection with this Agreement, the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction as promptly as practicable hereafter.

         (2) TUI shall ensure that the Offer Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that the Offer Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by CP Ships or any third party that is not an affiliate of TUI).

         (3) CP Ships shall ensure that the Directors' Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that the Directors' Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by TUI or any third party that is not an affiliate of CP Ships).

         (4) Each of TUI and CP Ships shall ensure that the information to be supplied by it for inclusion or incorporation by reference in the Offer Circular or the Directors' Circular, as the case may be, will, at the time of the mailing of such Offer Circular or Directors' Circular, not contain any material misstatement, untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

         (5) Each of CP Ships and TUI shall promptly notify the other if at any time before the Effective Time it becomes aware that the Offer Circular or the Directors' Circular, an application for a Regulatory Approval or any other order, registration, consent, ruling, exemption, no-action letter or approval, any registration statement or any circular or other filing under applicable Laws contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Offer Circular or the Directors' Circular, such application, registration statement, circular or filing, and the Parties shall co-operate in the preparation of such amendment or supplement as required.

2.6      Shareholder Communications

         CP Ships and TUI agree to co-operate in the preparation of presentations, if any, to investors regarding the Offer, and no Party shall issue any press release or otherwise make public statements with respect to this Agreement, the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction without the consent of the other Party and CP Ships shall not make any filing with any Governmental Entity or with any Exchange with respect thereto without the consent of TUI and TUI shall not make any filing with any Governmental Entity or with any Exchange without advising CP Ships prior thereto; provided, however, that the foregoing shall be subject to each Party's overriding obligation to make any disclosure or filing required under applicable Laws, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

2.7      Withholding

         TUI shall be entitled to deduct and withhold from the amount otherwise payable pursuant to this Agreement or the Offer or a Compulsory Acquisition or any Subsequent Acquisition Transaction to any CP Ships Shareholder such amounts as are required to be deducted and withheld with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended (the "Code"), the Tax Act, or any other provision of domestic or foreign (whether national, federal, state, provincial, local or otherwise) Law relating to Taxes. To the extent the amounts are so deducted and withheld and paid to the appropriate taxing authorities by TUI or its affiliates, such deducted and withheld amounts shall be treated for all purposes of this Agreement, the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction as having been paid to the CP Ships Shareholder in respect of which such deduction and withholding was made by TUI.

                                 ARTICLE III
                  REPRESENTATIONS AND WARRANTIES OF CP SHIPS

3.1      Representations and Warranties

         CP Ships hereby represents to and in favour of TUI as follows and acknowledges that TUI is relying upon such representations and warranties in connection with the entering into of this Agreement and the making of the
Offer:

         (a) Board Approval. The Board of Directors of CP Ships has determined unanimously that the Offer is fair to the CP Ships Shareholders and is in the best interests of CP Ships and has resolved unanimously to recommend to the CP Ships Shareholders that they deposit their CP Ships Shares under the Offer. The Board of Directors of CP Ships has received a Fairness Opinion from Morgan Stanley and has approved the Offer and the execution and performance of this Agreement. The Strategic Committee of the Board of Directors of CP Ships has received a Fairness Opinion from N.M. Rothschild & Sons Canada Securities Limited.

         (b) Organization and Qualification. CP Ships and each of its subsidiaries is a corporation duly incorporated or an entity duly created, validly existing and in good standing under the laws of its jurisdiction of incorporation, continuance or creation and has the requisite corporate or other power and authority to own its properties as now owned and to carry on its business as it is now being conducted. CP Ships and each of its subsidiaries is duly registered or otherwise authorized to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on CP Ships. Copies of the Articles of Amalgamation of CP Ships dated January 1, 2002 together with all amendments to date and the by-laws of CP Ships furnished to TUI are accurate and complete and have not been amended or superseded and no steps or proceedings have been taken or are pending or contemplated to amend or supersede such constating documents.

         (c) Authority Relative to this Agreement. CP Ships has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement has been duly authorized by the Board of Directors of CP Ships, and no other corporate proceedings on the part of CP Ships are necessary to authorize the execution and delivery by it of this Agreement. This Agreement has been duly executed and delivered by CP Ships and constitutes a legal, valid and binding obligation of CP Ships enforceable against CP Ships in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

         (d)      No Violations.

                  (i) Neither the execution and delivery of this Agreement by CP Ships nor the completion of the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction nor compliance by CP Ships with any of the provisions hereof will: (1) except as set forth in the Disclosure Letter, violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of CP Ships or any of its subsidiaries, or in any such Lien becoming (or being capable of becoming) enforceable against any such properties or assets, or cause any indebtedness to come due before its stated maturity or cause any credit commitment or obligation to cease to be available or cause any payment or other obligation to be imposed on CP Ships or any of its subsidiaries under any of the terms, conditions or provisions of
                           (A) their respective charters or by-laws or other comparable organizational documents or (B) any note, bond, mortgage, indenture, loan agreement, deed of trust, Lien, or other Contract to which CP Ships or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which CP Ships or any of its subsidiaries is bound; (2) subject to obtaining the Regulatory Approvals and except for complying with applicable corporate, securities, competition and antitrust Laws, (x) violate any Law applicable to CP Ships or any of its subsidiaries or any of their respective properties or assets; or (y) cause the suspension or revocation of any Permit currently in effect (except, in the case of each of clauses (1) and (2) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Liens which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have any Material Adverse Effect on CP Ships or TUI); (3) cause the suspension or revocation of any Permit currently in effect which would have a Material Adverse Effect on CP Ships or TUI; or (4) except as set forth in the Disclosure Letter, result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of CP Ships or any of its subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits, or acceleration of vesting, under any CP Ships Plan or restriction imposed on any asset held in connection with a CP Ships Plan.

                  (ii) Subject to obtaining the Regulatory Approvals and except for complying with applicable corporate, securities, competition and antitrust Laws, (1) there is no legal impediment to the execution and delivery of this Agreement by CP Ships and the delivery of the Directors' Circular, and (2) no filing or registration with, or authorization, consent or approval of, any Governmental Entity is required of CP Ships or its subsidiaries in connection with the execution and delivery of this Agreement by CP Ships, the making or completion of the Offer, a Compulsory Acquisition or any Subsequent

                           Acquisition Transaction by TUI or the delivery of the Directors' Circular, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on CP Ships or TUI and would not prevent or materially delay the making and completion of the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction by TUI.

         (e) Capitalization. The authorized share capital of CP Ships consists of an unlimited number of CP Ships Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. As of the close of business on August 19, 2005, there are issued and outstanding 90,474,047 CP Ships Shares, and there are outstanding no other shares of any class or series in the capital of CP Ships. As of the close of business on August 19, 2005, an aggregate of up to 2,499,671 CP Ships Shares are issuable upon the exercise of the CP Ships Options, an aggregate of up to 7,930,840 CP Ships Shares are issuable upon the exercise of the conversion rights attaching to the CP Ships Convertible Notes, an aggregate of 1,818,391 CP Ships Restricted Shares are issuable, and no CP Ships Shares are issuable under the CP Ships Share Purchase Plans, and except as set forth above, there are no options, warrants or other rights, shareholder rights plans (other than the Shareholder Rights Plan), agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by CP Ships of any shares of CP Ships (including CP Ships Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of CP Ships (including CP Ships Shares). All outstanding CP Ships Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all CP Ships Shares issuable upon the exercise of rights under the CP Ships Options, the exercise of conversion rights attaching to the CP Ships Convertible Notes, the issuance of the CP Ships Restricted Shares, and the issuance of CP Ships Shares pursuant to the CP Ships Share Purchase Plans in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights. All securities of CP Ships (including the CP Ships Shares, the CP Ships Convertible Notes, the CP Ships High Yield Notes, the CP Ships Options and all options, rights or other convertible or exchangeable securities) have been issued in compliance, in all material respects, with all applicable securities Laws. Other than the CP Ships Options and the CP Ships Convertible Notes, there are no securities of CP Ships or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the CP Ships Shareholders on any matter. There are no outstanding contractual or other obligations of CP Ships or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries.

         (f) Shareholder Rights Plan. CP Ships has taken all corporate action required for it to perform its obligations under Sections 5.2(a) and (b).

         (g) Reporting Status and Securities Laws Matters. CP Ships is a "reporting issuer" and not on the list of reporting issuers in default under the applicable Canadian provincial and territorial Securities Laws and a foreign private issuer under United States federal Securities Laws and is not in material default of any material requirements of any Securities Laws. Except as set forth in the Disclosure Letter, no delisting, suspension of trading in or cease trading order with respect to any securities of CP Ships, and, to the knowledge of CP Ships, no inquiry, review or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or, to the knowledge of CP Ships, expected to be implemented or undertaken. Less than 40% (calculated in accordance with Rule 14d-1(b) and Schedule 14D-1F of the Exchange Act) of outstanding CP Ships Shares are held by US holders (as defined in the Exchange
                  Act) as at the date hereof, and all other eligibility criteria for use of Schedule 14D-1F for the Offer as set forth in Rule 14d-1(b) of the Exchange Act have been met. CP Ships is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended.

         (h) Ownership of Subsidiaries. The Disclosure Letter includes a complete and accurate list of all subsidiaries owned, directly or indirectly, by CP Ships, each of which is wholly-owned except as otherwise noted in such list. All of the outstanding shares of capital stock and other ownership interests in CP Ships' subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by CP Ships are, except as disclosed in the Disclosure Letter or pursuant to restrictions on transfer contained in constating documents, rights of first refusal and similar rights restricting transfer contained in shareholders, partnership or joint venture agreements for or pursuant to existing financing arrangements involving CP Ships or its subsidiaries (which transfer restrictions have been disclosed to TUI in the Disclosure Letter), owned free and clear of all material Liens, and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in or material assets or properties of any of CP Ships' subsidiaries except as set forth in the Disclosure Letter or pursuant to shareholders, partnership or joint venture agreements for or pursuant to existing financing arrangements involving CP Ships or its subsidiaries (which rights to acquire have been disclosed to TUI in the Disclosure Letter).

         (i) Reports. As of their respective dates, (i) CP Ships' audited restated financial statements as at and for the fiscal years ended December 31, 2003 and 2002 (including the notes thereto and related management's discussion and analysis ("MD&A")), CP Ships' audited financial statements as at and for the fiscal year ended December 31, 2004 (including the notes thereto and related MD&A) and CP Ships' unaudited interim financial statements as at and for the six months ended June 30, 2005 (including the notes thereto and related MD&A) (collectively, the "CP Ships Financial Statements"); and (ii) all documents used by CP Ships in the offering of its securities or filed with Securities Authorities or any Exchange in each case since December 31, 2002: (1) did not at the time filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and (2) included all documents required to be filed in accordance with Securities Laws with Securities Authorities and the Exchanges and complied in all material respects with Securities Laws. The CP Ships Financial Statements and all financial statements of CP Ships and its subsidiaries included or incorporated by reference in information circulars, forms, reports, statements, prospectuses and other documents since December 31, 2002 were prepared in accordance with GAAP consistently applied (except (A) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of CP Ships' independent auditors, (B) in the case of unaudited interim statements, are subject to normal year-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements, or (C) as such financial statements have been restated) and fairly present the consolidated financial position, results of operations and changes in financial position of CP Ships and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by GAAP consistently applied in respect of all material contingent liabilities, if any, of CP Ships and its subsidiaries on a consolidated basis. There has been no material change in CP Ships' accounting policies, except as described in the notes to the CP Ships Financial Statements, since December 31, 2004.

         (j) Sarbanes-Oxley Act. CP Ships and each of its officers and directors are in compliance with and have complied with the applicable provisions of the Sarbanes-Oxley Act and the Exchange Act. There are no outstanding loans made by CP Ships or any of its subsidiaries to any executive officer (as defined under Rule 3b-7 under the Exchange Act) or director of CP Ships, other than loans outstanding at the time of the effectiveness of the Sarbanes-Oxley Act that have not been amended or modified since that time. Since the effectiveness of the Sarbanes-Oxley Act, neither CP Ships nor any of its subsidiaries has made any loans to any executive officer or director of CP Ships.

         (k) Litigation. Except as set forth in the Disclosure Letter, there are no claims, actions, suits or proceedings pending or, to the knowledge of CP Ships, threatened affecting CP Ships or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws, which claim, action, suit or proceeding involves a possibility of any judgement against or liability of CP Ships or any of its subsidiaries which would reasonably be expected to have a Material Adverse Effect on CP Ships or TUI. Neither CP Ships nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding judgement, order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on CP Ships.

         (l) Taxes. CP Ships and each of its subsidiaries has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct. Each of them has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by it on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published
                  CP Ships Financial Statements. Except as provided for in the CP Ships Financial Statements and except as disclosed in the Disclosure Letter, no deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of CP Ships or any of its subsidiaries, and neither CP Ships nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge to CP Ships, threatened against CP Ships or any of its subsidiaries or any of their respective assets, except where such deficiencies, actions or proceedings would not have a Material Adverse Effect on CP Ships.

                  For all periods ended on and after December 31, 2001, true and complete copies of (i) all relevant portions of material income tax audit reports, statements of deficiencies, settlements or other agreements relating to Taxes received by CP Ships or its subsidiaries or on behalf of CP Ships or any of its subsidiaries from a Governmental Entity, and (ii) all material federal, provincial, state, local or foreign income or franchise Returns for CP Ships or any of its subsidiaries have been made available by CP Ships for inspection by TUI.
                  CP Ships has obtained and provided to TUI a true and correct copy of the CP Tax Arrangement Confirmation.
                  Neither CP Ships nor any of its subsidiaries is party to or bound by any material agreement, arrangement or practice with respect to Taxes (including Tax sharing agreements with any taxing authority).
         (m) Absence of Undisclosed Liabilities. Neither CP Ships nor any of its subsidiaries has any material obligations or liabilities of any nature (matured or unmatured, fixed or contingent), other than as disclosed in the CP Ships' Public Disclosure Record or the CP Ships Financial Statements.

         (n) No Material Adverse Effect. Except as disclosed in the CP Ships Financial Statements, since December 31, 2004 there has not been any Material Adverse Effect on CP Ships.

         (o) Environmental. Except as disclosed in the CP Ships' Public Disclosure Record or as set forth in the Disclosure Letter, all operations of CP Ships and each of its subsidiaries have been and are now being conducted in material compliance with all applicable Environmental Laws, there is no Environmental Condition present at any property currently or, to the knowledge of CP Ships, formerly owned or leased by CP Ships or any of its subsidiaries and, to the knowledge of CP Ships, neither CP Ships nor any of its subsidiaries is aware of, or is subject to: (i) any proceeding, application, order, directive, investigation or complaint which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures; (ii) any demand or notice with respect to the breach of any Environmental Laws applicable to CP Ships or any of its subsidiaries; or (iii) any changes to the terms of any Environmental Permits or any review by any

                  Governmental Entity of such Environmental Permits, in each case as would, individually or in the aggregate, have a Material Adverse Effect on CP Ships.

         (p) Property. Except as set forth in the Disclosure Letter, CP Ships and each of its subsidiaries has good and sufficient title to its real property interests including fee simple estate of and in the Montreal Gateway Terminal and other real property, leases, licences, easements, rights of way, permits from permitting the use of land or premises by CP Ships and its subsidiaries, necessary to permit the operation of its current businesses, as they are now being or are proposed to be conducted, except for such failure of title in respect of any real property or failure to hold such leases, licenses, easements, rights of way or permits as would, individually or in the aggregate, not have a Material Adverse Effect on CP Ships.

         (q) Contracts. Except as set forth in the Disclosure Letter, none of CP Ships, its subsidiaries nor, to the knowledge of CP Ships, any of the other parties thereto, is in default or breach of, nor has CP Ships or its subsidiaries received any notice of default or breach of, or termination under, any Contract, and, to the knowledge of CP Ships, there exists no state of facts which after notice or lapse of time or both would constitute a default or breach of such Contract except as would not, individually or in the aggregate, have a Material Adverse Effect on CP Ships. Except as set forth in the Disclosure Letter, none of the Contracts will be in default or breach as a result of the making or completion of the Offer, any Compulsory Acquisition or any Subsequent Transaction. Except as set forth in the Disclosure Letter, to the knowledge of CP Ships, no state of facts exists in relation to Financial Indebtedness (as defined in any of the debt instruments of CP Ships or any of its subsidiaries) of CP Ships or any subsidiary of CP Ships that (a) would constitute a default or an event of default (or a matter that with the giving of notice, the passage of time or the fulfillment of any other condition would result in the occurrence of a default or an event of default) under any such Financial Indebtedness, (b) has resulted in any such Financial Indebtedness becoming due and payable, or being capable of being declared due and payable, prior to its stated maturity date, (c) has resulted in any party to any Contract with respect to any such Financial Indebtedness having a right to terminate, cancel or suspend its commitment or any of its obligations under any such Contract, or (d) has resulted in any Lien securing any such Financial Indebtedness becoming, or being capable of becoming, enforceable.

         (r) Permits. CP Ships and each of its subsidiaries has obtained and is in compliance with all Permits, including Environmental Permits, required by applicable Laws, necessary to conduct its current businesses as they are now being conducted, or otherwise customary in the shipping industry, in each case other than where the absence of such Permits or the failure to comply would not, individually or in the aggregate, have a Material Adverse Effect on CP Ships.

         (s)      Pension and Employee Benefits.

                  (i) Except as disclosed in the CP Ships' Public Disclosure Record or the Disclosure Letter, CP
                           Ships and each of its subsidiaries has complied, in all material respects, with the terms of all agreements, health, welfare, supplemental unemployment benefit, bonus, profit sharing, deferred compensation, stock purchase, stock compensation, disability, pension or retirement plans and other employee compensation or benefit plans, policies or arrangements which are maintained by or binding upon CP Ships or such subsidiary or in respect of which CP Ships or any of its subsidiaries has any actual or potential liability (collectively, the "CP Ships Plans") and with all applicable Laws relating thereto.

                  (ii) All of the CP Ships Plans are and have been established, registered, qualified, invested and administered, in all material respects, in accordance with all applicable Laws, and in accordance with their terms and the terms of agreements between CP Ships and/or any of its subsidiaries, as the case may be, and their respective employees and former employees. To the knowledge of CP Ships, no fact or circumstance exists that could adversely affect the existing tax status of a CP Ships Plan.

                  (iii) All current obligations of CP Ships or any of its subsidiaries regarding the CP Ships Plans have been satisfied in all material respects and no Taxes are owing or exigible under any of the CP Ships Plans except as would not have a Material Adverse Effect on CP Ships. All contributions or premiums required to be made by CP Ships or any of its subsidiaries, as the case may be, under the terms of each CP Ships Plan or by applicable Laws have been made in a timely fashion in accordance with applicable Laws and the terms of the CP Ships Plans except as do not have a Material Adverse Effect on CP Ships.

                  (iv) Each CP Ships Plan is insured or funded as required by applicable Law and in good standing with such Governmental Entities as may be applicable and, as of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by CP Ships or any of its subsidiaries from any such Governmental Entities other than such breaches as in the aggregate do not have a Material Adverse Effect on CP Ships. Each CP Ships Plan which is required under its terms or pursuant to applicable Law to be funded on an actuarial or other basis is fully funded on both a going concern and solvency basis in accordance with the actuarial assumptions and methods used in the most recent actuarial valuation report in respect of each such CP Ships Plan filed with the applicable Governmental Entity.

                  (v) No CP Ships Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits), and there exists no state of facts which after notice or lapse of time or both could reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any CP Ships Plan required to be registered or qualified.

                  (vi) All liabilities of CP Ships and each of its subsidiaries (whether accrued, absolute, contingent or otherwise) related to the CP Ships Plans have been fully and accurately accrued and disclosed, and reported in accordance with GAAP consistently applied in the CP Ships Financial Statements. No changes have occurred or are expected to occur to any CP Ships Plan which would materially affect the most recent actuarial report prepared in respect of the applicable CP Ships Plan.

         (t) Employment Agreements and Collective Agreements. Except as disclosed in the CP Ships' Public Disclosure Record or as set forth in the Disclosure Letter, neither CP Ships nor any of its subsidiaries is a party to or bound or governed by:

                  (i) except as implied by applicable Law, any employment, retention or change of control agreement with any officer or senior employee or any written or oral agreement, arrangement or understanding providing for retention, severance or termination payments to any officer or senior employee of CP Ships or any of its subsidiaries;

                  (ii) any material collective bargaining or union agreement, any actual or threatened application for certification or bargaining rights in respect of CP Ships or any of its subsidiaries;

                  (iii) any material labour dispute, strike or lock-out relating to or involving any employee of CP Ships or any of its subsidiaries; or

                  (iv) any actual or, to the knowledge of CP Ships, threatened claim arising out of or in connection with employment by CP Ships or any of its subsidiaries or the termination thereof, other than such claims as in the aggregate do not have a Material Adverse Effect on CP Ships.

         (u) Compliance with Laws. CP Ships and its subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would, individually or in the aggregate, not have a Material Adverse Effect on CP Ships.

         (v) Restrictions on Business Activities. Except as set forth in the Disclosure Letter, there is no agreement, judgement, injunction, order or decree binding upon CP Ships or any of its subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practices of CP Ships or such subsidiary, other than such agreements, judgements, injunctions, orders or decrees which do not, individually or in the aggregate, have a Material Adverse Effect on CP Ships.

         (w) Intellectual Property. Except as disclosed in the CP Ships' Public Disclosure Record or as set forth in the Disclosure Letter, (i) CP Ships and its subsidiaries own or are validly licensed (and are not in material breach of such licenses) all patents, trade-marks, trade names, service marks, copyrights, know-how and all other intellectual property and proprietary rights that are material to the conduct of the business, as presently conducted, of CP Ships and its subsidiaries taken as a whole (collectively, the "Intellectual Property Rights");
                  (ii) all such Intellectual Property Rights are sufficient for conducting the business, as presently conducted, of CP Ships and its subsidiaries taken as a whole; (iii) all such Intellectual Property Rights do not infringe in any material way upon any third parties' intellectual property and proprietary rights and no event has occurred, and no event will occur as a result of the transactions contemplated hereby that would render invalid or unenforceable any such Intellectual Property Rights; (iv) all hardware, software and firmware, processed data, technology infrastructure and other computer systems used in connection with the conduct of the business, as presently conducted, of CP Ships and its subsidiaries taken as a whole (collectively, the "Technology"), are up-to-date and in accordance with industry-standards and sufficient for conducting the business, as presently conducted, of CP Ships and its subsidiaries taken as a whole; (v) CP Ships and its subsidiaries own or have validly licensed (and are not in material breach of such licenses) such Technology and have commercially reasonable industry-standard virus protection and security measures in place in relation to such Technology; and (vi) CP Ships and its subsidiaries have reasonable back-up systems and a disaster recovery plan adequate to ensure the continuing availability of the functionality provided by the Technology, and have ownership of or a valid license to the Intellectual Property Rights necessary to allow them to continue to provide the functionality provided by the Technology in the event of any malfunction of the Technology or other form of disaster affecting the Technology. To the extent that any Intellectual Property Rights are confidential, the employees and contractors of CP Ships and its subsidiaries are subject to enforceable legal obligations to maintain the confidentiality of such Intellectual Property Rights.

         (x) Insurance. CP Ships and its subsidiaries have such policies of insurance as are listed in the Disclosure Letter, and CP Ships is in compliance in all material respects with all requirements with respect thereto.

         (y) Corrupt Practices Legislation. There have been no actions taken by or, to the knowledge of CP Ships, on behalf of CP Ships or its subsidiaries that would cause CP Ships to be in violation of the Foreign Corrupt Practices Act of the United States of America or the Corruption of Foreign Public Officials Act (Canada) or similar applicable laws of any other country.

3.2      Investigation

         Any investigation by TUI and its advisors shall not mitigate, diminish or affect the representations and warranties of CP Ships pursuant to this Agreement.

3.3      Survival of Representations and Warranties

         The representations and warranties of CP Ships contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.

                                  ARTICLE IV
                     REPRESENTATIONS AND WARRANTIES OF TUI

4.1      Representations and Warranties

         TUI hereby represents and warrants to and in favour of CP Ships as follows and acknowledges that CP Ships is relying upon such representations and warranties in connection with the entering into of this Agreement:

         (a) Authority Relative to this Agreement. TUI has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution, delivery and performance of this Agreement and the making by TUI of the Offer contemplated hereby have been duly authorized by the Executive Board and the Supervisory Board of TUI, and no other corporate proceedings on the part of TUI are necessary to authorize the execution and delivery by it of this Agreement or the making or completion of the Offer. This Agreement has been duly executed and delivered by TUI and constitutes a legal, valid and binding obligation of TUI enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

         (b)      No Violations.

                  (i) Neither the execution and delivery of this Agreement by TUI nor the making or completion of the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction nor compliance by TUI with any of the provisions hereof will violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under (A) the statutes governing TUI or
                           (B) any material contract or other instrument or obligation to which TUI or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which TUI or any of its subsidiaries is bound and, in each case, individually or in the aggregate, would materially adversely affect TUI's ability to perform its obligations under this Agreement.

                  (ii) Subject to obtaining the Regulatory Approvals and other than in connection with or in compliance with the provisions of applicable corporate, competition, antitrust and securities Laws, (1) there is no legal impediment to the making or completion of the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction by TUI, and
                           (2) no filing or registration with, or
                           authorization, consent or approval of, any Governmental Entity is required of TUI in connection with the making or completion of the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not prevent or materially delay the making and completion of the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction by TUI.

         (c) Sufficient Funds Available. TUI has sufficient funds, or adequate arrangements (as such term is understood for purposes of section 96 of the Securities Act) for financing in place to ensure that it will have sufficient funds, to pay the purchase price under the Offer in respect of all of the outstanding CP Ships Shares, all CP Ships Shares issuable upon exercise of the CP Ships Options and the exercise of the conversion rights attaching to the CP Ships Convertible Notes, the CP Ships Restricted Shares and CP Ships Shares issued pursuant to the CP Ships Share Purchase Plans.

4.2      Investigation

         Any investigation by CP Ships and its advisors shall not mitigate, diminish or affect the representations and warranties of TUI pursuant to this Agreement.

4.3      Survival of Representations and Warranties

         The representations and warranties of TUI contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.

                                   ARTICLE V
                                   COVENANTS

5.1      Covenants of CP Ships Regarding the Conduct of Business

         (1) CP Ships covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, unless TUI shall otherwise agree in writing, such agreement not to be unreasonably withheld or delayed, or as is otherwise expressly permitted or specifically contemplated by this Agreement or the Offer or set forth in the Disclosure
Letter:

         (a) the business of CP Ships and its subsidiaries shall be conducted only, and CP Ships and its subsidiaries shall not take any action except, in compliance with any material Contracts to which it is a party and in the usual and ordinary course of business consistent with past practice, and CP Ships shall use all commercially reasonable efforts to maintain and preserve its and its subsidiaries' business organization, assets, employees, goodwill and business relationships;

         (b) CP Ships shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (i) amend its articles, charter or by-laws or other comparable organizational documents or the Shareholder Rights Plan;
                  (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the CP Ships Shares owned by any person or the securities of any subsidiary owned by a person other than CP Ships other than in the ordinary course of business consistent with past practice; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of CP Ships or its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of CP Ships or its subsidiaries, other than (A) the issuance of CP Ships Shares issuable pursuant to the terms of the outstanding CP Ships Options and other outstanding convertible or exchangeable securities, (B) the grant of CP Ships Options pursuant to the terms of contractual commitments set forth in the Disclosure Letter for each of the CP Ships Stock Option Plans, as applicable, (C) transactions between two or more CP Ships wholly-owned subsidiaries or between CP Ships and a CP Ships wholly-owned subsidiary, (D) pursuant to pledge commitments contained in written agreements set forth in the Disclosure Letter, and
                  (E) as required under applicable Law or existing Contracts set forth in the Disclosure Letter; (iv) redeem, purchase or otherwise acquire any of its outstanding securities, unless otherwise required by the terms of such securities and other than in transactions between two or more CP Ships wholly-owned subsidiaries or between CP Ships and a CP Ships wholly-owned subsidiary; (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of CP Ships or any of its subsidiaries, or undertake any merger, consolidation or a reorganization of CP Ships or any of its subsidiaries; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP; (viii) make any material Tax election or settle or compromise any material Tax liability; or (ix) enter into, modify or terminate any Contract with respect to any of the foregoing;

         (c) CP Ships shall promptly notify TUI in writing of any circumstance or development that is or could reasonably be expected to constitute a Material Adverse Effect on CP Ships or TUI or any change in any material fact set forth in the Disclosure Letter;

         (d) CP Ships shall not, and shall not permit any of its subsidiaries to, directly or indirectly, except in the ordinary course of business consistent with past practice:
                  (i) sell, pledge, lease, dispose of or encumber any assets of CP Ships or of any subsidiary; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contributions of capital (other than to wholly-owned subsidiaries), property transfer, or purchase of any property or assets of any other person, if any of the foregoing would be material to CP Ships; (iii) incur any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances except for refinancing of existing debt on substantially the same or more favourable terms, except as set forth in the Disclosure Letter; (iv) pay, discharge or satisfy any claims, liabilities or obligations other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the CP Ships Financial Statements; (v) waive, release, grant or transfer any rights of material value; or (vi) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

         (e) subject to Section 5.1(2), CP Ships shall not, and shall not permit any of its subsidiaries to, directly or indirectly, enter into or modify any Contract or series of Contracts resulting in a new Contract or series of related new Contracts or modifications to an existing Contract or series of related existing Contracts outside the ordinary course of business, including, without limitation, any of the foregoing that would (i) result in any Vendor Contract having a term in excess of 24 months and which is not terminable by CP Ships or its subsidiaries upon notice of 6 months or less from the date of the relevant Contract or modification of Contract or impose payment or other obligations on CP Ships or any of its subsidiaries in excess of $10 million; (ii) materially adversely affect the right, title and interest of CP Ships in and to the Montreal Gateway Terminal or the use by CP Ships or its subsidiaries of terminal space in other locations; or (iii) otherwise have a Material Adverse Effect on CP Ships;

         (f) other than as is necessary to comply with applicable Laws or as set forth in the Disclosure Letter, neither CP Ships nor any of its subsidiaries shall grant to any officer or director of CP Ships or any of its subsidiaries an increase in compensation in any form, grant any general salary increase, make any loan to any officer, or director of CP Ships or any of its subsidiaries, take any action with respect to the grant of any severance or termination pay to or enter into any employment agreement with any officer or director of CP Ships or any of its subsidiaries, increase any benefits payable under its current severance or termination pay policies, or adopt or materially amend or make any contribution to any CP Ships Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of CP Ships or any of its subsidiaries;

         (g) CP Ships shall, whether through its Board of Directors or otherwise, facilitate as necessary the acceleration of the vesting of any unvested CP Ships Options and the acceleration of the purchase and release of, or the expiry of any contractual hold period relating to, any CP Ships Shares including CP Ships Restricted Shares or funds for the purchase of CP Ships Shares held in the CP Ships Share Purchase Plans, but shall not otherwise amend, vary or modify such plans or the CP Ships Stock Option Plans; notwithstanding this clause, CP Ships will use commercially reasonable efforts to encourage the exercise of the CP Ships Options in the context of the Offer and the deposit of the resulting Shares and the CP Ships Restricted Shares under the Offer and TUI shall implement procedures to be proposed by CP Ships and acceptable to TUI, acting reasonably, to enable the holders of CP Ships Options and allocations of CP Ships Restricted Shares and participants in the CP Ships Share Purchase Plans to participate in the Offer conditional upon it being successful. CP Ships shall implement procedures proposed by CP Ships and acceptable to TUI, acting reasonably, in order to satisfy CP Ships' obligations under the CP Ships Deferred Share Unit Plan accrued or arising before the Expiry Date;

         (h) CP Ships shall not, and shall not permit any of its subsidiaries to, settle or compromise (i) any material action, claim or proceeding brought against it and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Offer; and

         (i) CP Ships shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by CP Ships or any of its subsidiaries, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that none of CP Ships or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months from the date hereof.

         (2) Notwithstanding Section 5.1(1)(e), CP Ships shall not, and shall not permit any of its subsidiaries to, directly or indirectly, enter into or modify any Customer Contract or series of Customer Contracts resulting in a new Customer Contract or series of related new Customer Contracts or modifications to an existing Customer Contract or series of related existing Customer Contracts outside the ordinary course of business, including, without limitation, any of the foregoing that would (i) result in any Customer Contract having a term in excess of 12 months from the date hereof; (ii) result in any Customer Contract containing material obligations of CP Ships in respect of which CP Ships or any of its subsidiaries is not fully covered by an existing policy of insurance (or re-insurance) that is in full force and effect; or (iii) otherwise have a Material Adverse Effect on CP Ships.

5.2      Covenants of CP Ships Regarding the Performance of Obligations

         CP Ships shall and shall cause its subsidiaries to perform all obligations required or desirable to be performed by CP Ships or any of its subsidiaries under this Agreement, co-operate with TUI in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, CP Ships shall and, where appropriate, shall cause its subsidiaries to:

         (a) immediately defer the separation time of the SRP Rights and continue to defer separation unless otherwise requested by TUI;

         (b) on or immediately prior to the Take-Up Date or on such earlier date as TUI may request, waive, suspend the operation of or otherwise render the Shareholder Rights Plan inoperative or ineffective as regards the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction;

         (c) apply for and use all commercially reasonable efforts to obtain all Regulatory Approvals relating to CP Ships or any of its subsidiaries which are typically applied for by an offeree and, in doing so, keep TUI reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing TUI with copies of all related applications and notifications excluding any part thereof constituting confidential information, in draft form, in order for TUI to provide its comments thereon; provided that CP Ships shall not make any commitments, provide any undertakings or assume any obligations, in each case that are or would reasonably be expected to be material to CP
                  Ships or TUI without the prior written consent of TUI, which shall not be unreasonably withheld or delayed;

         (d) defend all lawsuits or other legal, regulatory or other proceedings against CP Ships challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

         (e) forthwith at the request of TUI upon confirmation that TUI beneficially owns more than 50% of the CP Ships Shares, use commercially reasonable efforts to assist in effecting the resignations of the CP Ships directors and causing them to be replaced by persons nominated by TUI;

         (f) if following the take-up of Shares under the Offer, TUI or one of its subsidiaries sends a notice under Section 133(3) of the NBBCA, then forthwith following the request of TUI, CP Ships shall complete the actions contemplated in clauses
                  (a), (b) and (c) of Section 133(8) of the NBBCA;

         (g) cooperate with TUI with respect to, and use its commercial reasonable efforts to assist TUI in (i) settling on and implementing a strategy and process for the retirement of the CP Ships High Yield Notes as soon as possible following the Take-Up Date (including, if requested by TUI, by way of commencing, immediately following the Take-Up Date, the process necessary to redeem the CP Ships High Yield Notes on a redemption date falling as soon as possible after the Take-Up Date), and (ii) arranging for all consents and notices (including consents from and notices to the trustee of the CP Ships High Yield Notes) and preparing and settling all press releases, documents (including redemption notices), mailing lists, publication of notices and other documents and material reasonably necessary to implement the strategy and process referred to in clause (i) and ultimately settled on by TUI; and

         (h) cooperate with TUI with respect to, and use its commercial reasonable efforts to assist TUI in (i) settling on and implementing a strategy and process with respect to the retirement of the CP Ships Convertible Notes within a time frame following the Take-Up Date that is acceptable to TUI (including, if requested by TUI, by way of commencing and implementing any offer to purchase the CP Ships Convertible Notes required under the indenture for such CP Ships Convertible Notes as a consequence of TUI acquiring all or substantially all of the CP Ships Shares pursuant to the Offer pursuant to a timeframe, and pursuant to documentation in form and substance, acceptable to TUI and combining with such offer a consent solicitation with respect to amendments to the indenture for the CP Ships Convertible Notes on terms and conditions requested by TUI), and (ii) arranging for all consents and notices (including consents from and notices to the trustee of the CP Ships Convertible Notes) and preparing and settling all press releases, documents, mailing lists, publication of notices and other documents and material reasonably necessary to implement the strategy and process referred to in clause (i) and ultimately settled on by TUI.

         The parties acknowledge that CP Ships does not have to obtain a consent, waiver or approval pursuant to the indenture relating to the CP Ships High Yield Notes or the indenture relating to the CP Ships Convertible Notes in order for the condition in paragraph (k) of Schedule B to be satisfied.

5.3      Covenants of TUI Regarding the Performance of Obligations

         (1) TUI shall, and shall cause its subsidiaries to, perform all obligations required or desirable to be performed by TUI or any of TUI's subsidiaries under this Agreement, co-operate with CP Ships in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, TUI shall and where appropriate shall cause its subsidiaries to:

         (a) make the Offer in accordance with the provisions of this Agreement and in compliance with all applicable Laws;

         (b) subject to the terms and conditions hereof and of the Offer, take up the CP Ships Shares deposited under the Offer and pay for such CP Ships Shares in accordance with the Securities Laws;

         (c) apply for and use all commercially reasonable efforts to obtain all Regulatory Approvals relating to TUI or any of TUI's subsidiaries and relating to CP Ships or any of CP Ships' subsidiaries which are typically applied for by an offeror and, in doing so, keep CP Ships reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing CP Ships with copies of all related applications and notifications excluding any part thereof constituting confidential information, in draft form, in order for CP Ships to provide its reasonable comments thereon; provided that for greater certainty, nothing contained in this Agreement shall restrict or limit TUI from making such commitments or providing such undertakings or assuming such obligations as it considers, in its sole discretion, necessary or desirable in order to obtain the Regulatory Approvals or any other sanctions, rulings, consents, orders, exemptions, permits and other approvals required by applicable antitrust or competition Law or shall require TUI to make any such commitments, provide any such undertakings or assume any such obligations;

         (d) use all commercially reasonable efforts to assist CP Ships in obtaining all consents, waivers or approvals pursuant to Contracts required to be obtained in order for the condition in paragraph (k) of Schedule B to be satisfied, provided that TUI shall not be obligated to pay any break fees or guarantee any obligations in connection with CP Ships obtaining such consents, waivers or approvals; and

         (e) defend all lawsuits or other legal, regulatory or other proceedings against TUI challenging or affecting this Agreement or the making or completion of the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction.

         (2) TUI agrees that it will not amend, modify or change the terms and conditions of the Offer in a manner that is materially adverse to the holders of CP Ships Shares without the prior written consent of CP Ships, which consent shall not be unreasonably withheld, other than (i) subject to the Outside Date, to extend the Expiry Date if, on the Expiry Date on which the Offer is scheduled to expire, any of the conditions to the Offer shall not be satisfied or waived by TUI, until such time as such conditions are satisfied or waived by TUI, or (ii) to comply with the legal obligations of TUI with respect to any amendment, modification or change of the Offer. TUI shall provide a draft of any proposed amendment, modification or change to the Offer to CP Ships and shall consult with CP Ships, which shall be entitled to review and comment on the proposed amendment, modification or change, with respect to the terms and conditions of such proposed amendment, modification or change of the Offer.

         (3) Notwithstanding Section 5.3(2), TUI may extend the Offer for a period of not more than 20 business days beyond the initial Expiry Date or any date to which the Expiry Date has been extended pursuant to Section 5.3(2) (which extension shall not be subject to the Outside Date) if (i) on such date there shall not have been tendered at least 90% of the CP Ships Shares outstanding on such date, (ii) the Minimum Condition shall have been satisfied, (iii) all other conditions to the Offer have been satisfied or waived, and (iv) TUI has taken up and paid for all CP Ships Shares tendered to the Offer.

5.4      Mutual Covenants

         Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

         (a) it shall, and shall cause its subsidiaries to, use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article VI to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Offer, including using its commercially reasonable efforts to: (i) obtain all Regulatory Approvals required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Offer; and (iv) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder;

         (b) it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this

                  Agreement or which would reasonably be expected to significantly impede the making or completion of the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction except as permitted by this Agreement; and

         (c) it shall use its commercially reasonable efforts to conduct its affairs so that all of its representations and warranties contained herein qualified as to materiality shall be true and correct and all of its representations and warranties contained herein not so qualified shall be true and correct in all material respects, in each case, on and as of the Effective Date as if made thereon (other than the representations and warranties specific to a particular date which shall remain true and correct in all material respects or in all respects, as appropriate, as of that date).

                                  ARTICLE VI
                                  CONDITIONS

6.1      Conditions of the Offer

         (1) The obligations of TUI hereunder, including the obligations of TUI to take up and pay for any CP Ships Shares and SRP Rights deposited to the Offer, are subject to each of the conditions set forth in Schedule B being satisfied or waived by TUI at or prior to the Expiry Time.

         (2) Subject to Section 6.1(3), the conditions set forth in Schedule B are for the exclusive benefit of TUI and may be waived, in whole or in part, by TUI in writing at any time, and, unless otherwise provided in the written waiver, will be limited to the specific condition waived. If any of such conditions shall not have been satisfied or waived by TUI on or before the date required for their performance, TUI may terminate this Agreement by written notice to CP Ships and shall have no other right or remedy against CP Ships except as may be provided by Articles VII and VIII.

         (3) The Minimum Condition may not be waived by TUI without the prior written consent of CP Ships if the number of CP Ships Shares validly deposited under the Offer and not withdrawn at the Expiry Time represents 50% or less of the number of CP Ships Shares outstanding as at the Expiry Time.

6.2      Notice and Cure Provisions

         Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

         (a) cause any of the representations or warranties of either Party contained herein qualified as to materiality to be untrue or inaccurate or any of those not so qualified to be untrue or inaccurate in any material respect on the date hereof, at the Mailing Date, the Expiry Date, the Take-Up Date or at the Effective Date; or

         (b) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by either Party hereunder prior to the Mailing Date or the Expiry Date, the Take-Up Date or at the Effective Date.

         No Party may elect not to complete the transactions contemplated hereby pursuant to the conditions set forth herein or any termination right arising therefrom and no payments are payable as a result of such election pursuant to Section 7.4 unless forthwith and in any event prior to the Take-Up Date, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured (except matters arising out of the failure to make appropriate disclosure in the Disclosure Letter), no Party may terminate this Agreement until the expiration of a period of five business days from such notice.

6.3      Merger of Conditions

         The conditions set out in Schedule B shall be conclusively deemed to have been satisfied or waived upon the taking up by TUI of any CP Ships Shares pursuant to the Offer.

                                 ARTICLE VII
                             ADDITIONAL AGREEMENTS

7.1      Non-Solicitation

         (1) CP Ships shall not, directly or indirectly, through any officer, director, employee, representative or agent of CP Ships or any of its subsidiaries, (i) solicit, initiate, facilitate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to, an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding an Acquisition Proposal, (iii) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to TUI, the approval of the Board of Directors of CP Ships of the Offer, (iv) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (v) accept or enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal; provided that nothing contained in this Agreement shall prevent the Board of Directors of CP Ships from considering, negotiating, accepting, approving, recommending to CP Ships Shareholders or entering into an agreement, understanding or arrangement in respect of a bona fide, written Acquisition Proposal received after the date hereof that:

         (a) did not result from a breach of any agreement between the person making such Acquisition Proposal and CP Ships or any of its subsidiaries, or this Section 7.1;

         (b) is not subject to a due diligence access condition that requires access to the books, records and personnel of CP Ships or any of its subsidiaries or their representatives beyond 5:00 p.m. (Eastern Time) on the tenth business day after which access is afforded to the person making the Acquisition Proposal (provided, however, the foregoing shall not restrict the ability of such person to continue to review information provided);

(c) involves not less than 50.1 percent of the outstanding CP Ships Shares or 50.1 percent of the consolidated assets of CP Ships; and

         (d) in respect of which the Board of Directors of CP Ships determines in its good faith judgment, after consultation with its financial advisors and its outside counsel, that there is a substantial likelihood that any required financing will be obtained and that the Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction that: (A) is reasonably capable of completion in accordance with its terms without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal and (B) is more favourable to CP Ships Shareholders than the Offer,

(any such Acquisition Proposal being referred to herein as a "Superior
Proposal").

         (2) CP Ships shall, and shall cause the officers, directors, employees, representatives and agents of CP Ships and its subsidiaries to, immediately terminate any existing discussions or negotiations with any parties (other than TUI) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal. CP Ships agrees not to release any third party from any confidentiality agreement relating to a potential Acquisition Proposal to which such third party is a party. CP Ships further agrees not to release any third party from any standstill agreement or provision to which such third party is a party unless such third party has made a Superior Proposal. CP Ships shall immediately request the return or destruction of all information provided to any third party which, at any time since January 1, 2002, has entered into a confidentiality agreement with CP Ships relating to a potential Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured.

         (3) CP Ships shall immediately notify TUI of, at first orally and then in writing, and provide to TUI a copy of, any Acquisition Proposal or inquiry that could lead to an Acquisition Proposal, in each case received after the date hereof of which any of its directors or officers become aware, or any amendments to the foregoing, or any request for non-public information relating to CP Ships or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of CP Ships or any of its subsidiaries by any person that informs CP Ships or such subsidiary that it is considering making, or has made, an Acquisition Proposal and any amendment thereto and a description of the material terms and conditions of any such Acquisition Proposal or inquiry, and shall provide the identity of the person making any such Acquisition Proposal or inquiry and such other details of the proposal or inquiry as TUI may reasonably request. CP Ships shall (i) keep TUI fully informed of the status including any change to the material terms of any such Acquisition Proposal or inquiry; and (ii) provide to TUI copies of all correspondence and other written material sent or provided to CP Ships by any person in connection with any Acquisition Proposal or inquiry or sent or provided by CP Ships to any person in connection with any Acquisition Proposal or inquiry immediately after receipt or delivery thereof.

         (4) If CP Ships receives a request for material non-public information from a person who proposes an unsolicited bona fide Acquisition Proposal and the Board of Directors of CP Ships determines that such proposal would be, if consummated in accordance with its terms, a Superior Proposal, assuming the satisfactory outcome of a due diligence condition which conforms to subsection (1), then, and only in such case, the Board of Directors of CP Ships may, subject to the execution by such person of a confidentiality agreement having substantially the same terms as the Confidentiality Agreement, provide such person with access in accordance with subsection (1) to information regarding CP Ships, acting reasonably; provided, however that the person making the Acquisition Proposal shall not be precluded thereunder from making the Acquisition Proposal, and provided further that CP Ships sends a copy of any such confidentiality agreement to TUI immediately upon its execution and TUI is immediately provided with a list and copies of all information provided to such person not previously provided to TUI and is immediately provided with access to information similar to that which was provided to such person.

         (5) CP Ships shall ensure that its officers and directors and those of its subsidiaries and any financial or other advisors or representatives retained by it are aware of the provisions of this Section, and it shall be responsible for any breach of this Section by any such person or its advisors or representatives.

         (6) Nothing contained in this Section 7.1 shall prohibit the Board of Directors of CP Ships from making any disclosure to CP Ships' shareholders prior to the Expiry Date if, in the good faith judgment of the Board of Directors of CP Ships, after consultation with outside counsel, such disclosure is necessary for the Board of Directors to act in a manner consistent with its fiduciary duties or is otherwise required under applicable Laws provided that (i) any such disclosure that relates to an Acquisition Proposal shall be deemed to constitute a basis for termination of this Agreement by TUI pursuant to Section 8.2(1)(d) unless the Board of Directors of CP Ships reaffirms its recommendation to CP Ships' Shareholders to accept the Offer in such disclosure and (ii) not less than 48 hours before the Board of Directors of CP Ships considers any such disclosure, CP Ships shall give TUI written notice of the proposed consideration of such disclosure, including a summary of the reasons for the proposed disclosure and copies of all materials to be presented to the Board of Directors of CP Ships in respect of its consideration of such proposed disclosure to the extent not previously provided to TUI pursuant to Section 7.1(3).

7.2      Right to Match

         (1) Subject to Section 7.2(2), CP Ships covenants that it will not accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement permitted by Section 7.1(4)) unless:

         (a) CP Ships has complied with its obligations under Section 7.1 and the other provisions of this Article VII and has provided TUI with a copy of the Superior Proposal; and

         (b) a period (the "Response Period") of five business days shall have elapsed from the date on which TUI received written notice from the Board of Directors of CP Ships that the Board of Directors of CP Ships determined, subject only to compliance with this Section 7.2, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal.

         (2) During the Response Period, TUI will have the right, but not the obligation, to offer to amend the terms of the Offer. The Board of Directors of CP Ships will review any such proposal by TUI to amend the terms of the Offer, including an increase in, or modification of, the consideration to be received by the holders of CP Ships Shares, to determine whether the Acquisition Proposal to which TUI is responding would be a Superior Proposal when assessed against the Offer as it is proposed by TUI to be amended. If the Board of Directors of CP Ships does not so determine, the Board of Directors of CP Ships will promptly reaffirm its recommendation of the Offer in the same manner as described in Section
2.4. If the Board of Directors of CP Ships does so determine, CP Ships may approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

         (3) Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of CP Ships Shares shall constitute a new Acquisition Proposal for the purposes of this Section 7.2 and TUI shall be afforded a new Response Period in respect of each such Acquisition Proposal.

7.3      Agreement as to Damages

   Notwithstanding any other provision relating to the payment of fees, including the payment of brokerage fees, if after the execution of this Agreement the Offer is not consummated because:

         (a) TUI shall have terminated this Agreement pursuant to Section 8.2(1)(d);

         (b) a bona fide Acquisition Proposal shall have been made to the CP Ships Shareholders and after such Acquisition Proposal shall have been made, fewer than 66 2/3% of the CP Ships Shares on a fully-diluted basis shall have been deposited under the Offer and not withdrawn at the Expiry Date; provided such Acquisition Proposal (as may be amended) or another Acquisition Proposal made while the first Acquisition Proposal is outstanding has been successfully completed;

         (c)      CP Ships shall have terminated this Agreement pursuant to
                  Section 8.2(1)(f); or

         (d) CP Ships shall have intentionally and materially breached its obligations under Section 7.1 or Section 7.2,

then CP Ships shall pay to TUI, within two business days of the first to occur of (a), (b), (c) or (d) above, the amount of $71,330,000 as liquidated damages in immediately available funds to an account designated by TUI.

7.4      Fees and Expenses

         (1) Subject to subsections (2), (3) and (4), each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement and the Offer.

         (2) If the Offer is made but TUI does not take up and pay for any CP Ships Shares because any of the conditions (b), (e), (j) or (k) in Schedule B are not satisfied, then (unless TUI shall have made a misrepresentation at the date hereof or breached a covenant under this Agreement in such a manner that CP Ships would be entitled to terminate this Agreement pursuant to Section 8.2(1)(c)), CP Ships shall pay TUI $20 million as reimbursement to TUI for its out-of-pocket expenses incurred in connection with the transactions contemplated hereby.

         (3) If this Agreement is terminated by CP Ships pursuant to Section 8.2(1)(c), then (unless CP Ships shall have made a representation at the date hereof or breached a covenant under this Agreement in such a manner that TUI would be entitled to terminate this Agreement pursuant to Section 8.2(1)(b)), TUI shall pay CP Ships $10 million as reimbursement to CP Ships for its out-of-pocket expenses incurred in connection with the transactions contemplated hereby.

         (4) No fees shall be payable by CP Ships under subsection (2) if CP Ships has paid the amount provided under Section 7.3.

7.5      Liquidated Damages and Injunctive Relief

         Each Party acknowledges that all of the payment amounts set out in this Article are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and are not penalties. CP Ships irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that, subject to Article VIII, payment of the amount determined pursuant to this Article in the manner provided in respect thereof is the sole monetary remedy of the Party receiving such payment. Nothing contained herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting a bond or security in connection therewith.

7.6      Access to Information; Confidentiality

         From the date hereof until the earlier of the Effective Time and the termination of this Agreement, CP Ships shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to TUI and to the officers, employees, agents and representatives of TUI such access as TUI may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish TUI with all data and information as TUI may reasonably request. TUI and CP Ships acknowledge and agree that information furnished pursuant to this Section shall be subject to the terms and conditions of the Confidentiality Agreement.

7.7      Insurance and Indemnification

         (1) CP Ships and TUI agree that TUI will, or will cause CP Ships and its subsidiaries to, maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors' and officers' liability insurance providing protection comparable to the protection provided by the policies maintained by CP Ships and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred prior to the Effective Date.

         (2) TUI agrees that all rights to indemnification or exculpation now existing in favour of present and former officers and directors of CP Ships and its subsidiaries shall survive the completion of the Offer and shall continue in full force and effect for a period of not less than six years from the Effective Date.

7.8      Brokers

         CP Ships represents and warrants that, except for Morgan Stanley and
N. M. Rothschild & Sons Canada Securities Limited, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission from, or to the reimbursement of any of its expenses by, CP Ships in connection with this Agreement or the Offer. CP Ships has provided to TUI a correct and complete copy of all agreements relating to the arrangements between it and its financial advisors which are in effect at the date hereof and agrees not to amend the terms of any such agreements relating to the payment of fees and expenses without the prior written approval of TUI.

                                 ARTICLE VIII
                    TERM, TERMINATION, AMENDMENT AND WAIVER

8.1      Term

         This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2      Termination

         (1)      This Agreement may:

         (a) be terminated either by TUI or by CP Ships if any Law makes the making or completion of the Offer or the transactions contemplated by this Agreement illegal or otherwise prohibited;

         (b) subject to Section 6.2, be terminated by TUI if any condition contained in Section 2.3 is not satisfied or waived by TUI at or before the Mailing Date or any condition contained in Schedule B is not satisfied or waived by TUI at or before the Expiry Time;

         (c) subject to Section 6.2, be terminated by CP Ships if any representation or warranty of TUI set out herein qualified as to materiality shall not be true and correct or any such representation or warranty not so qualified shall not be true and correct in all material respects as of the date of this Agreement and as of the Take-Up Date as if made on and as of such date (except to the extent that any such representation and warranty speaks as of an earlier date which shall remain true and correct in all material respects or in all respects, as appropriate, as of that date) or TUI shall not have performed in all material respects any covenant to be performed by it under this Agreement, in each case except as would not have a material adverse effect on TUI's ability to complete the Offer;

         (d) be terminated by TUI if the Board of Directors of CP Ships shall have: (i) withdrawn or modified in a manner adverse to TUI its approval or recommendation of the Offer and the transactions contemplated by this Agreement (unless TUI shall have made a misrepresentation at the date hereof or breached a covenant under this Agreement in such a manner that CP Ships would be entitled to terminate this Agreement in accordance with Section 8.2(1)(c)), (ii) approved or recommended an Acquisition Proposal or entered into a binding written agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by Section 7.1(4)), or (iii) failed to reaffirm its approval or recommendation of the Offer by press release promptly after the public announcement or commencement of any Acquisition Proposal in accordance with Section 7.2(2);

         (e) be terminated by CP Ships if (i) the Offer has not been made by the Mailing Date; (ii) the Offer (or any amendment thereto other than as permitted in accordance with Section 5.3(2) or any amendment thereof that has been mutually agreed to by the Parties) does not conform in all material respects with Schedule B or any amendment thereof that has been mutually agreed to by the Parties; or (iii) the Offer has been terminated, withdrawn or expires;

         (f) be terminated by CP Ships in order to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted by Section 7.1(4)), subject to compliance with Sections 7.1 and 7.2 and provided that no termination under this Section 8.2(1)(f) shall be effective unless and until CP Ships shall have paid to TUI the amount required to be paid pursuant to Section 7.3; or

         (g) be terminated either by TUI or by CP Ships if the Expiry Date does not occur on or prior to the Outside Date, provided that the failure of the Expiry Date to so occur is not the result of the breach of a representation, warranty or covenant by the Party terminating this Agreement, in each case, prior to the Effective Time.

         (2) If this Agreement is terminated in accordance with the foregoing provisions of this Section, this Agreement shall forthwith become void and of no further force or effect and no Party shall have any further obligations hereunder except as provided in Sections 7.3, 7.4 and 7.5 and the Confidentiality Agreement and as otherwise expressly contemplated hereby, and provided that neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

8.3      Waiver

         Any Party may (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance with any of the other Party's agreements or the fulfilment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Party's representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

                                  ARTICLE IX
                              GENERAL PROVISIONS

9.1      Notices

         All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or e-mail transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other given in accordance with these provisions):

         (1)      if to TUI AG:

                  TUI AG
                  Karl-Wiechert-Allee 4
                  30625 Hannover
                  Germany

                  Attention:        Dr. Michael Frenzel and Andreas Gohmann

                  Telephone:        + 49 511 566-1000/+49 511 566-1264
                  Facsimile:        + 49 511 566-1005/+49 511 566 1748
                  E-Mail:           michael.frenzel@tui.com/andreas.goehmann@tui.com

                  with a copy to:

                  Blake, Cassels & Graydon LLP
                  Box 25, Commerce Court West
                  199 Bay Street
                  Toronto, Ontario
                  M5L 1A9

                  Attention:        Pamela Hughes and Chris Hewat

                  Telephone:        416.863.2226/416.863.2761
                  Facsimile:        416.863.2653
                  E-Mail:           pamela.hughes@blakes.com/chris.hewat@blakes.com




                                      41


         (2)      if to CP Ships:

                  CP Ships Limited
                  2 City Place
                  Beehive Ring Road
                  Gatwick, West Sussex
                  R6H 0PA
                  United Kingdom

                  Attention:        Ray Miles and John M. Baker

                  Telephone:        +44(1293) 861900/+44(1293) 861934
                  Facsimile:        +44(1293) 866576
                  E-Mail:           ray.miles@cpships.com/john.baker@cpships.com

                  with a copy to:

                  McCarthy Tetrault LLP
                  Suite 4700, TD Bank Tower
                  Toronto, Ontario
                  Canada M5K 1E6

                  Attention:        Garth M. Girvan and David E. Woollcombe

                  Telephone:        416.601.7574/416.601.7555
                  Facsimile:        416.868.0673
                  E-Mail:           ggirvan@mccarthy.ca/dwoollco@mccarthy.ca

9.2      Miscellaneous

         This Agreement: (i) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject-matter hereof save for the Confidentiality Agreement; (ii) shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns; and
(iii) is not intended to confer upon any other person any rights or remedies hereunder. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar electronic copy of this Agreement, and such facsimile or similar electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

9.3      Governing Law

         This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the laws of Canada applicable therein, and shall be construed and treated in all respects as an Ontario contract. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Offer.

9.4      Injunctive Relief

         The Parties agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached for which money damages would not be an adequate remedy at law. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

9.5      Time of Essence

         Time shall be of the essence in this Agreement.

9.6      Binding Effect and Assignment

         TUI may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a subsidiary of TUI, provided that if such assignment and/or assumption takes place, TUI shall continue to be liable jointly and severally with such subsidiary for all of its obligations hereunder. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns. No third party shall have any rights hereunder. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

9.7      Severability

         If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.8      Counterparts

         This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.


         IN WITNESS WHEREOF TUI and CP Ships have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.



                                    TUI AG




                                    By:  /s/ Dr. Michael Frenzel
                                         ------------------------------------
                                             Dr. Michael Frenzel



                                    By:   /s/ Rainer Feuerhake
                                         ------------------------------------
                                              Rainer Feuerhake



                                    CP Ships Limited




                                    By:   /s/  Ray Miles
                                        ------------------------------------
                                               Ray Miles


                                    By:  /s/ Ian Webber
                                        ------------------------------------
                                             Ian Webber

                                  Schedule A

                           To the Support Agreement

                             Regulatory Approvals


Part A - Canada

o Expiration of the applicable waiting period related to merger pre-notification under Part IX of the Competition Act or earlier termination or waiver thereof in accordance with the Competition Act and the Commissioner of Competition will have advised TUI in writing (which advice will not have been rescinded or amended), on terms and in a form satisfactory to TUI, in its reasonable judgement, that she does not intend to oppose the purchase of the CP Ships Shares under the Offer and will not have made or have threatened to make application under Part VIII of the Competition Act in respect of the purchase of the CP Ships Shares under the Offer, or the Commissioner will have issued an advance ruling certificate in respect of the purchase of the CP Ships Shares pursuant to Section 102 of the Competition Act, and shall not have otherwise made or issued any communication (whether to TUI or otherwise) which contains terms that would reasonably be expected to have a Material Adverse Effect on Hapag Lloyd or CP Ships or a material adverse effect on the ability of TUI to complete the Offer, any Compulsory Acquisition or any Subsequent Transaction.

o Determination (or deemed determination) by the Minister of Industry under the Investment Canada Act and applicable policies that the Offer is of "net benefit to Canada" for purposes of such Act on terms and conditions satisfactory to TUI, acting reasonably, provided that any terms and conditions imposed would not reasonably be expected to have a Material Adverse Effect on Hapag Lloyd or CP Ships or a material adverse effect on the ability of TUI to complete the Offer, any Compulsory Acquisition or any Subsequent Transaction.

o       Approvals of the Canadian Securities Administrators as required.

Part B - United States

o Expiration of all applicable waiting periods under the HSR Act or earlier termination thereof, including any voluntary agreed extensions.

o Compliance with any applicable requirements of United States federal securities laws.

Part C - European Union

o        Either (i) decision by the European Commission pursuant to Art.
         6(1)(b), Art. 8(1), or Art. 8(2) of the EC Merger Regulation ("ECMR") that the purchase of the CP Ships Shares is compatible with the common market, unless the decision contains terms that would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on Hapag Lloyd or CP Ships or a material adverse effect on the ability of

        TUI to complete the Offer, any Compulsory Acquisition or any Subsequent Transaction, or (ii) expiration of the applicable waiting periods
        (Art. 10(6) ECMR).

Part D - Other/General

o Either (i) decisions from the competent competition authorities in China, Mexico and Turkey stating that the purchase of the CP Ships Shares is in compliance with the applicable antitrust and competition Laws in such countries and that the purchase may be consummated (each a "Clearance Decision"), unless any such decision contains terms that would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on Hapag Lloyd or CP Ships or a material adverse effect on the ability of TUI to complete the Offer, any Compulsory Acquisition or any Subsequent Transaction, or (ii) any act or event or expiration of waiting period that, under the respective antitrust and competition Law, is deemed to have the effect of a Clearance Decision, provided in any event that, in the case of China, the expiration of a 30 day period commencing on the day that follows the filing of a complete notification in due form to the competent competition authority in China shall, in the absence of any comment from such authority, be deemed to have the effect of a Clearance Decision.

                                  Schedule B

                           To the Support Agreement

                            Conditions of the Offer


         (a) There shall have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of CP Ships Shares which represents not less than 66 2/3% of the CP Ships Shares outstanding on a fully-diluted basis (as defined in the Offer) as at the Expiry Time (the "Minimum Condition").

         (b)      TUI shall have determined in its reasonable judgement that:
                  (i) the Board of Directors of CP Ships shall have redeemed all outstanding SRP Rights or waived the application of the Shareholder Rights Plan to the purchase of CP Ships Shares by TUI under the Offer, a Compulsory Acquisition and any Subsequent Acquisition Transaction; or (ii) the Shareholder Rights Plan does not and will not adversely affect the Offer or TUI either before, or upon consummation of, the Offer or a Compulsory Acquisition or any Subsequent Acquisition Transaction or otherwise make it inadvisable for TUI to proceed with the Offer and/or with taking up and paying for CP Ships Shares deposited under the Offer or completing a Compulsory Acquisition or Subsequent Acquisition Transaction; or (iii) a final, binding and unappealable cease trading order or an injunction from regulatory authorities or courts of competent jurisdiction shall have been issued that has the effect of prohibiting or preventing the exercise of the SRP Rights or the issue of CP Ships Shares upon the exercise of the SRP Rights in relation to the Offer or a Compulsory Acquisition or any Subsequent Acquisition Transaction; or (iv) a court or courts of competent jurisdiction shall have issued a final, binding and unappealable order that the SRP Rights are illegal, invalid, of no force or effect or may not be exercised in relation to the Offer or a Compulsory Acquisition or any Subsequent Acquisition Transaction.

         (c) All Regulatory Approvals shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to TUI in its reasonable judgement.

         (d) All outstanding CP Ships Options and any other options or rights to acquire CP Ships Shares other than the CP Ships Convertible Notes will have been exercised, cancelled or otherwise dealt with on terms satisfactory to TUI in its reasonable judgement.

         (e) TUI shall have determined in its reasonable judgement that there does not exist and has not occurred (or, if there does exist or shall have occurred prior to the commencement of the Offer, there shall not have been disclosed, generally or to TUI, or TUI shall not otherwise have discovered) any Material Adverse Effect on CP Ships.

         (f)      TUI shall have determined in its reasonable judgement that
                  (A) no act, action, suit or proceeding shall have been threatened, taken or commenced by or before any Governmental Entity or by any elected or appointed public official in Canada or elsewhere, whether or not having the force of law and (B) no Law, policy, decision or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, in the case of (A) or (B) above:

                  (i) to cease trade, enjoin, prohibit or impose material limitations or conditions on or make materially more costly the purchase by or the sale to TUI of CP Ships Shares under the Offer or the rights of TUI to own or exercise full rights of ownership of CP Ships Shares or to complete a Compulsory Acquisition or Subsequent Acquisition Transaction or which could have such an effect; or

                  (ii) which has resulted in, or if the Offer or a Compulsory Acquisition or a Subsequent Acquisition Transaction were consummated, could have, a Material Adverse Effect on CP Ships.

         (g) There shall not exist any prohibition at Law against TUI making or maintaining the Offer or taking up and paying for CP Ships Shares deposited under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction.

         (h) TUI shall have determined in its reasonable judgement that there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence, or any Law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever, that materially adversely affects or involves, or could reasonably be expected to materially adversely affect or involve, the financial, banking or capital markets generally.

         (i) CP Ships shall effect and complete a merger of CP Ships and one or more of its Canadian subsidiaries as TUI may reasonably request in writing at least 30 days prior to the Expiry Date in order to re-order the affairs of CP Ships in the most advantageous manner possible from a tax, legal and business perspective, provided that such reorganization is not prejudicial to CP Ships or any of its subsidiaries or the shareholders of CP Ships.

         (j) (i) All representations and warranties of CP Ships in the Support Agreement qualified as to materiality shall be true and correct and those not so qualified shall be true and correct in all material respects, in each case, as of the date of the Support Agreement and as of the Take-Up Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date which shall remain true and correct in all material respects or in all respects, as appropriate, as of that date); (ii) CP Ships and its subsidiaries shall have performed in all material respects all covenants to be performed by it or them under the Support Agreement; and
                  (iii) the Support Agreement shall not have been terminated and shall remain in full force and effect.

         (k) TUI shall have determined in its reasonable judgement that CP Ships has obtained all consents, waivers or approvals pursuant to Contracts that if not obtained, individually or in the aggregate:

                  (i) could reasonably be expected to preclude the completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; or

                  (ii) could reasonably be expected to result in a Material Adverse Effect on CP Ships or TUI; or

                  (iii) on or following the completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, could reasonably be expected to result in (A) any default under or the termination of any Financial Contract (other than a Non-Threshold Financial Contract), any security interest securing any Financial Contract (other than a security interest securing only a Non-Threshold Financial Contract) becoming enforceable, (B) CP Ships or any of its subsidiaries being obliged to pay or repay any Financial Indebtedness (other than under a Non-Threshold Financial Contract) prior to its stated maturity (or becoming liable to do so upon demand), or (C) any party to a Financial Contract (other than a Non-Threshold Financial Contract) having any right (whether immediately or following any one or more of the giving of notice, the lapse of time or the fulfillment of any other condition) to accelerate, place on demand or require the payment or repayment of any Financial Indebtedness of CP Ships or any of its subsidiaries prior to its stated maturity or to terminate, cancel or suspend its commitment or any of its obligations under any Financial Contract (other than a Non-Threshold Financial Contract).